



URSTADT BIDDLE PROPERTIES INC.


Ferry Plaza, Newark, New Jersey


Veteran's Plaza, New Milford, Connecticut


Arcadian Shopping Center, Ossining, New York


(In Millions)
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
Revenues
Funds From Operations
Common & Class A Dividends Paid
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09

2009 Annual Report

40 Consecutive Years of Uninterrupted Dividends

16 Consecutive Years of Increased Dividends

STOCK PRICES ARE ONLY OPINIONS.

BUT DIVIDENDS ARE FACTS.


URSTADT BIDDLE
PROPERTIES INC.

Urstadt Biddle Properties Inc. is a self-administered publicly held real estate investment trust providing investors with a means of participating in the ownership of income-producing properties. Our core properties consist of neighborhood and community shopping centers in suburban areas of the northeastern United States with a primary concentration in Fairfield County, Connecticut, Westchester and Putnam Counties, New York and Bergen County, New Jersey. Non-core assets consist of two industrial properties.

Class A Common Shares, Common Shares, Series C Preferred Shares and Series D Preferred Shares of the Company trade on the New York Stock Exchange under the symbols "**UBA**," "**UBP**," "**UBPPRC**" and "**UBPPRD**."

2009 Annual Report Contents

SELECTED FINANCIAL DATA

(In thousands, except per share data)

Year Ended October 31,	2009	2008	2007	2006	2005
Balance Sheet Data:					
Total Assets	**$504,539**	$506,117	$471,770	$451,350	$464,439
Mortgage Notes Payable	**$116,417**	$104,954	$ 96,282	$104,341	$111,786
Redeemable Preferred Stock	**$ 96,203**	$ 96,203	$ 52,747	$ 52,747	$ 52,747
Operating Data:					
Total Revenues	**$ 82,572**	$ 80,856	$ 81,880*	$ 72,302	$ 68,371
Total Expenses and Minority Interest	**$ 55,490**	$ 52,649	$ 49,630	$ 48,708	$ 46,134
Income from Continuing Operations before Discontinued Operations	**$ 27,743**	$ 28,525	$ 32,751	$ 24,544	$ 22,968
Per Share Data:					
Net Income from Continuing Operations—Basic:					
Class A Common Stock	**$ .60**	$ .66	$ .95	$ .63	$ .66
Common Stock	**$ .55**	$ .60	$ .86	$ .56	$ .60
Net Income from Continuing Operations—Diluted:					
Class A Common Stock	**$ .59**	$ .64	$ .93	$ .61	$ .64
Common Stock	**$ .54**	$ .58	$ .83	$ .55	$ .58
Cash Dividends on:					
Class A Common Stock	**$ .96**	$ .95	$ .92	$ .90	$ .88
Common Stock	**$ .87**	$ .86	$ .83	$ .81	$ .80
Total	**$1.83**	$1.81	$1.75	$1.71	$1.68
Other Data:					
Net Cash Flow Provided by (Used in):					
Operating Activities	**$ 42,611**	$ 44,997	$ 49,307	$ 35,429	$ 35,505
Investing Activities	**$ (3,095)**	$(33,694)	$(19,457)	$(20,129)	$(61,348)
Financing Activities	**$ (30,840)**	$(13,857)	$(28,432)	$(38,994)	$ 26,397
Funds from Operations *(Note)*	**$ 30,108**	$ 30,444	$ 37,062*	$ 28,848	$ 29,355
Common and Class A Dividends (as a percentage of Funds from Operations)	**82%**	80%	64%	80%	76%

Note: The Company has adopted the definition of Funds from Operations (FFO) suggested by the National Association of Real Estate Investment Trusts (NAREIT) and defines FFO as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of properties plus real estate related depreciation and amortization and after adjustments for unconsolidated joint ventures. For a reconciliation of net income and FFO, see Management's Discussion and Analysis of Financial Conditions and Results of Operations on page 29. FFO does not represent cash flows from operating activities in accordance with generally accepted accounting principles and should not be considered an alternative to net income as an indicator of the Company's operating performance. The Company considers FFO a meaningful, additional measure of operating performance because it primarily excludes the assumption that the value of its real estate assets diminishes predictably over time and industry analysts have accepted it as a performance measure. FFO is presented to assist investors in analyzing the performance of the Company. It is helpful as it excludes various items included in net income that are not indicative of the Company's operating performance. However, comparison of the Company's presentation of FFO, using the NAREIT definition, to similarly titled measures for other REITs may not necessarily be meaningful due to possible differences in the application of the NAREIT definition used by such REITs. For a further discussion of FFO, see Management's Discussion and Analysis of Financial Conditions and Results of Operations on page 29.

Total Revenues
(In thousands)



$68,371
$72,302
*
$81,880
$80,856
$82,572
'05
'06
'07
'08
'09

Funds From Operations
(In thousands)



$29,355
$28,848
*
$37,062
$30,444
$30,108
'05
'06
'07
'08
'09

Combined Dividends
Paid on Common and
Class A Common Shares
(Per share)



$1.68
$1.71
$1.75
$1.81
$1.83
'05
'06
'07
'08
'09

*Includes $6 million settlement of lease guarantee obligation.

Letter To Our Stockholders

"It was the best of times, it was the worst of times, it was the age of wisdom, it was the age of foolishness, it was the epoch of belief..."
—Charles Dickens, *A Tale of Two Cities*

That is one of the greatest opening lines of any book and it captures the way many people in the real estate business feel about the past year and perhaps the present. One day there is bright light, and the next day there is a frightening abyss. Experience and sticking to a sound business plan is what gets you through times like this.

It is the "best of times" for our Company because we are extremely well positioned to buy properties when they become available. We have among the lowest leverage of any REIT and ample liquidity and credit lines in place to draw upon when opportunities present themselves. We did not rely on short-term financing of our real estate as many other real estate companies did, which forced many to sell equity at the bottom of the market in order to avoid a liquidity crisis. As a result, our stock price has held and we are among the best performing REITs over the last 1, 3 and 5-year periods. Compared to most other REITs, your Company has a high level of ownership by senior management. We treat your equity like our equity and are cautious not to dilute its value. We are anxious to continue our growth and ready access to the capital markets will permit us to do so when sound opportunities present themselves.

It is also the "worst of times" because we are not insulated from the general downturn of the real estate market. Although we have high quality properties in one of the best markets in the country, we have some tenants closing their stores or seeking rent relief just like every other shopping center owner. However, our strengths include properties located in one of the most affluent areas of the country, with one of the lowest unemployment rates and the presence of an excellent team in place to run them. This increases the likelihood that when vacancies occur that there will be other tenants who want


STAPLES
Ridgeway Shopping Center, Stamford, Connecticut


Arcadian Shopping Center, Ossining, New York

to lease the space. In this severe downturn, most retailers have lacked the resources and courage to expand and open new stores. For the most part, retailers have been more focused on survival than expansion.

In 2009, we leased or renewed 601,000 square feet of space or 15.4% of our gross leasable area. The percentage of our core portfolio that was leased fell from 94.5% at the beginning of the year to 90.4% in the third quarter due primarily to the bankruptcy of a few large tenants. However, at year-end, the leased rate had climbed to 92.1%. We are cautiously optimistic for what 2010 will bring.

In 2009, revenues rose 2.1% to a record $82.6 million. In part due to the fall in our percentage of space leased, our funds from operations (FFO) was essentially flat for the year on both a per-share basis and a dollar-value basis. We have been affected by rising real estate tax costs as municipalities have been raising taxes at rates far greater than inflation over the past few years. In 2009, we reduced non-payroll G&A by 11%, but did not reduce our already lean staffing. We feel that our ability to keep our FFO essentially flat was a solid accomplishment as the average FFO for the 12 other publicly traded retail REITs declined significantly in the past 12 months. This is a testament to our strategy and our staff.

We have no mortgages coming due in 2010 and have confirmed credit lines totaling $80 million with The Bank of New York Mellon and Wells Fargo Bank N.A., whose support we greatly value to provide us the resources to move quickly on acquisitions.

Property Acquisitions

2009 marked our lowest level of acquisitions in 14 years as we purchased only three bank branch buildings in our market area. We have been looking hard but, like many of our competitors, have experienced difficulty finding acquisitions that will be accretive to earnings or that will provide the long-term prospect for value creation that we desire. According to one large national brokerage firm, sales transactions for shopping centers were off 85% from 2008 to 2009 due primarily to the wide spread between the "bid" and the "ask." In our market, we have not seen the significant change in seller expectations that we had anticipated at the beginning of the year. Our market has few of the distressed sellers or distressed properties that exist in other parts of the country. This fact, coupled with unprecedented low interest rates, which tends to reduce the alternative investment options for sellers' funds, has lowered carrying costs for owners who might otherwise have been forced to sell. We see new opportunities beginning to present themselves and are hopeful to be able to acquire some quality properties in 2010.

Leasing and Operations

In 2009, base rental revenues increased by 0.3%. The increase reflects favorable rental increases of 4.5% on renewals of existing tenants in 447,000 square feet of space and income from acquisitions made in 2008, offset by a decline of approximately 8.3% on new leases covering 155,000 square feet of space.

Outlook

We expect 2010 to be better than 2009. We are negotiating with many tenants for our vacancies and are hopeful that we will bring the leased rate of our core portfolio back up over its historical average of 95%. As has been the case over countless real estate cycles, it is the quality properties that are the first to fill and we are beginning to see the momentum build.

In December 2009, your Board of Directors increased the annualized dividend rate on both the Common and the Class A Common Stock by one cent per share. The 2010 increase in the dividend rates represents the 16th consecutive year that your Board of Directors has approved an increase.


LIQUORS
Emerson Plaza 2008, Emerson, New Jersey

In 2009, over 80% of the 13 publicly traded retail REITs reduced or eliminated their dividend. As we have said time and time again, "stock prices are opinions, but dividends are facts." Our Company has a 40-year unbroken string of dividend payments and the financial strength to support a dividend increase in likely the worst economic climate since 1933. The directors' decision to increase the dividend rates this year reflects their continued confidence in the Company's outlook.


ShopRite
PHARMACY
Emerson Plaza 2009, Emerson, New Jersey

2009 has been a long and difficult year. Our staff and our directors have been tireless in their dedication to your Company. We thank them and you our fellow shareholders for your continued confidence and support.

Sincerely yours,

Willing L. Biddle
President and
Chief Operating Officer

Charles J. Urstadt
Chairman and
Chief Executive Officer

January 15, 2010



URSTADT BIDDLE PROPERTIES INC.

Selected Core Properties

MASSACHUSETTS

CONNECTICUT

NEW YORK

NEW JERSEY

LONG ISLAND

28 13 9 8 7 14 10 6 12 16 15 11 5 17 4 18 3 1 2 19 20 21 22 24 25 26 23 27


UB Properties
1 *Urstadt Biddle Properties Corporate Headquarters*
Greenwich, Connecticut



2 530 Old Post Road
Greenwich, Connecticut



2 7 Riversville Road
Greenwich, Connecticut



2 25 Valley Drive
Greenwich, Connecticut


STAPLES

3 Ridgeway Shopping Center
Stamford, Connecticut



4 Goodwives
Darien, Connecticut



5 Greens Farms Plaza
Westport, Connecticut



6 Ridgefield Center
Ridgefield, Connecticut



7 Airport Plaza
Danbury, Connecticut



8 Danbury Square
Danbury, Connecticut



9 Veteran's Plaza
New Milford, Connecticut



10 Starbucks Center
Monroe, Connecticut



11 The Dock
Stratford, Connecticut



12 Orange Meadows Shopping Center, Orange, Connecticut



13 Townline Square
Meriden, Connecticut



14 Carmel ShopRite Center
Carmel, New York



15 Towne Centre Shopping Center, Somers, New York



15 Somers Commons
Somers, New York



15 Heritage 202 Center
Somers, New York


STAPLES The Office Superstore

16 Staples Plaza
Yorktown Heights, New York


Stop&Shop

17 Arcadian Shopping Center
Ossining, New York



18 Chilmark Shopping Center
Briarcliff Manor, New York



18 Chase Bank
Briarcliff Manor, New York



19 Westchester Pavilion
White Plains, New York



20 4 "Street Retail" Properties
Rye, New York



21 Shoppes at Eastchester
Eastchester, New York



22 Gristede's Center
Pelham Manor, New York



23 72nd & Main Street Shops
Queens, New York



24 Rite Aid Center
Waldwick, New Jersey



25 Emerson Shopping Plaza
Emerson, New Jersey



26 Valley Ridge Shopping Center
Wayne, New Jersey



27 Ferry Plaza
Newark, New Jersey



28 Five Town Plaza
Springfield, Massachusetts

Investment Portfolio

(As of January 15, 2010)

Urstadt Biddle Properties Inc.

Core Properties

UBP owns or has interests in forty-four properties including five office buildings which total 3,471,000 square feet.

Location	Square Feet	Principal Tenant	Property Type
Stamford, Connecticut	371,000	Stop & Shop Supermarket	Shopping center
Springfield, Massachusetts	326,000	Big Y Supermarket	Shopping center
Meriden, Connecticut	316,000	ShopRite Supermarket	Shopping center
Stratford, Connecticut	269,000	Stop & Shop Supermarket	Shopping center
Yorktown, New York	200,000	Staples	Shopping center
Danbury, Connecticut	194,000	Christmas Tree Shops	Shopping center
White Plains, New York	185,000	Toys "Я" Us	Shopping center
Ossining, New York	137,000	Stop & Shop Supermarket	Shopping center
Somers, New York	135,000	Home Goods	Shopping center
Carmel, New York	129,000	ShopRite Supermarket	Shopping center
Wayne, New Jersey	102,000	A&P Supermarket	Shopping center
Newington, New Hampshire	102,000	JoAnn's Fabrics	Shopping center
Newark, New Jersey	101,000	Pathmark	Shopping center
Darien, Connecticut	95,000	Shaw's Supermarket	Shopping center
Emerson, New Jersey	93,000	ShopRite Supermarket	Shopping center
New Milford, Connecticut	79,000	Big Y Supermarket	Shopping center
Somers, New York	78,000	CVS	Shopping center
Orange, Connecticut	78,000	Trader Joe's Supermarket	Shopping center
Eastchester, New York	70,000	Food Emporium	Shopping center
Ridgefield, Connecticut	51,000	Keller Williams	Street retail
Rye, New York	40,000	Cosi	Street retail (4 buildings)
Westport, Connecticut	39,000	Pier One Imports	Shopping center
Briarcliff Manor, New York	38,000	Dress Barn	Shopping center
Danbury, Connecticut	33,000	Sleepy's	Shopping center
Ossining, New York	29,000	Westchester Community College	Shopping center
Pelham, New York	26,000	Gristede's Supermarket	Shopping center
Queens, New York	24,000	Melodya	Street retail (2 buildings)
Waldwick, New Jersey	20,000	RiteAid	Retail—Single tenant
Somers, New York	19,000	Putnam County Savings Bank	Shopping center
Monroe, Connecticut	10,000	Starbucks	Shopping center
Greenwich, Connecticut	59,000	Tutor Time, Urstadt Biddle Properties (Executive Offices)	5 Office buildings
Bank Branches, New York	23,000	JP Morgan Chase	Retail (4 buildings)

Non-Core Properties

UBP owns two industrial properties with a total of 447,000 square feet.

Location	Square Feet	Principal Tenant	Property Type
Dallas, Texas	255,000	Chrysler Group, LLC	Parts distribution facility
St. Louis, Missouri	192,000	Chrysler Group, LLC	Parts distribution facility

FINANCIALS

CONTENTS

Financial Statements

Consolidated Balance Sheets

(In thousands, except share data)

	October 31,	
	2009	2008
ASSETS		
Real Estate Investments:		
Core properties—at cost	**$ 564,289**	$566,889
Non-core properties—at cost	**1,383**	1,383
	565,672	568,272
Less: Accumulated depreciation	**(104,904)**	(94,328)
	460,768	473,944
Mortgage note receivable	**1,170**	1,241
	461,938	475,185
Cash and cash equivalents	**10,340**	1,664
Restricted cash	**1,035**	519
Marketable securities	**933**	897
Tenant receivables	**19,500**	17,782
Prepaid expenses and other assets	**6,366**	5,603
Deferred charges, net of accumulated amortization	**4,427**	4,467
Total Assets	**$ 504,539**	$506,117
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Unsecured revolving credit line	**$ —**	$ 5,100
Mortgage notes payable	**116,417**	104,954
Accounts payable and accrued expenses	**771**	606
Deferred compensation—officers	**354**	1,074
Other liabilities	**9,954**	8,513
Total Liabilities	**127,496**	120,247
Minority interests	**7,259**	9,370
Redeemable Preferred Stock, par value $.01 per share; issued and outstanding 2,800,000 shares	**96,203**	96,203
Commitments and Contingencies		
Stockholders' Equity:		
7.5% Series D Senior Cumulative Preferred Stock (liquidation preference of $25 per share); 2,450,000 shares issued and outstanding	**61,250**	61,250
Excess Stock, par value $.01 per share; 10,000,000 shares authorized; none issued and outstanding	**—**	—
Common Stock, par value $.01 per share; 30,000,000 shares authorized; 8,222,514 and 7,990,120 shares issued and outstanding	**82**	80
Class A Common Stock, par value $.01 per share; 40,000,000 shares authorized; 18,241,275 and 18,208,118 shares issued and outstanding	**182**	183
Additional paid in capital	**261,433**	258,235
Cumulative distributions in excess of net income	**(49,150)**	(39,181)
Accumulated other comprehensive income (loss)	**(216)**	(270)
Total Stockholders' Equity	**273,581**	280,297
Total Liabilities and Stockholders' Equity	**$ 504,539**	$506,117

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

	Year Ended October 31,		
	2009	2008	2007
Revenues			
Base rents	**$ 61,178**	$ 61,008	$57,260
Recoveries from tenants	**20,728**	18,938	17,660
Settlement of lease guarantee obligation	**—**	—	6,000
Lease termination income	**77**	61	115
Mortgage interest and other	**589**	849	845
Total Revenues	**82,572**	80,856	81,880
Operating Expenses			
Property operating	**13,239**	12,937	12,109
Property taxes	**13,089**	12,059	10,926
Depreciation and amortization	**15,366**	14,374	13,442
General and administrative	**6,350**	5,853	4,979
Directors' fees and expenses	**292**	256	240
Total Operating Expenses	**48,336**	45,479	41,696
Operating Income	**34,236**	35,377	40,184
Non-Operating Income (Expense):			
Interest expense	**(6,695)**	(7,012)	(7,773)
Gain on sale of marketable securities	**381**	—	—
Interest, dividends and other investment income	**280**	318	501
Minority Interests	**(459)**	(158)	(161)
Income from Continuing Operations before Discontinued Operations	**27,743**	28,525	32,751
Discontinued Operations:			
Income from discontinued operations	**—**	—	252
Gains on sales of properties	**—**	—	11,385
Income from Discontinued Operations	**—**	—	11,637
Net Income	**27,743**	28,525	44,388
Preferred stock dividends	**(13,094)**	(11,718)	(9,342)
Redemption of Preferred Stock	**—**	(660)	—
Net Income Applicable to Common and Class A Common Stockholders	**$ 14,649**	$ 16,147	$35,046
Basic Earnings Per Share:			
Per Common Share:			
Income from continuing operations	**$.55**	$.60	$ .86
Income from discontinued operations	**$ —**	$ —	$ .43
Net Income Applicable to Common Stockholders	**$.55**	$.60	$1.29
Per Class A Common Share:			
Income from continuing operations	**$.60**	$.66	$ .95
Income from discontinued operations	**$ —**	$ —	$ .47
Net Income Applicable to Class A Common Stockholders	**$.60**	$.66	$1.42
Diluted Earnings Per Share:			
Per Common Share:			
Income from continuing operations	**$.54**	$.58	$ .83
Income from discontinued operations	**$ —**	$ —	$ .42
Net Income Applicable to Common Stockholders	**$.54**	$.58	$1.25
Per Class A Common Share:			
Income from continuing operations	**$.59**	$.64	$ .93
Income from discontinued operations	**$ —**	$ —	$ .46
Net Income Applicable to Class A Common Stockholders	**$.59**	$.64	$1.39
Dividends Per Share:			
Common	**$.87**	$.86	$ .83
Class A Common	**$.96**	$.95	$ .92

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended October 31,		
	2009	2008	2007
Cash Flows from Operating Activities:			
Net income	**$ 27,743**	$ 28,525	$ 44,388
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization from continuing operations	**15,366**	14,374	13,442
Depreciation and amortization from discontinued operations	**—**	—	40
Straight-line rent adjustments	**(580)**	(738)	(889)
Provisions for tenant credit losses	**655**	749	539
Restricted stock compensation expense	**2,692**	1,713	2,071
Change in value of deferred compensation arrangement	**(720)**	(116)	(9)
Gain on sale of marketable securities	**(381)**	—	—
Loss (gains) on sale of properties	**155**	—	(11,385)
Minority interests	**459**	158	161
Changes in operating assets and liabilities:			
Tenant receivables	**(1,794)**	(1,204)	896
Accounts payable and accrued expenses	**166**	(187)	(1,170)
Other assets and other liabilities, net	**(634)**	1,654	1,223
Restricted cash	**(516)**	69	—
Net Cash Flow Provided by Operating Activities	**42,611**	44,997	49,307
Cash Flows from Investing Activities:			
Acquisition of limited partner interests in consolidated joint venture	**(2,111)**	—	(2,849)
Acquisitions of real estate investments	**(600)**	(23,893)	(21,314)
Deposit on acquisitions of real estate investment	**(87)**	(1,100)	(424)
Return of deposits on acquisitions of real estate	**1,100**	—	—
Improvements to properties and deferred charges	**(2,315)**	(8,691)	(8,098)
Net proceeds from sales of properties	**925**	—	13,200
Distributions to limited partners of consolidated joint ventures	**(459)**	(158)	(161)
Payments received on mortgage notes receivable	**71**	63	56
Proceeds on sale of securities available for sale	**3,620**	—	—
Purchases of securities available for sale	**(3,239)**	—	—
Redemption of marketable securities—net	**—**	85	133
Net Cash Flow (Used in) Investing Activities	**(3,095)**	(33,694)	(19,457)
Cash Flows from Financing Activities:			
Net proceeds from issuance of Series E Preferred stock	**—**	57,972	—
Redemption of Series B Preferred Stock	**—**	(15,000)	—
Proceeds from revolving credit line borrowings	**14,100**	18,100	14,200
Repayments on revolving credit line borrowings	**(19,200)**	(25,200)	(2,000)
Sales of additional shares of Common and Class A Common Stock	**1,014**	943	809
Proceeds from mortgage refinancing	**36,700**	—	—
Principal repayments on mortgage notes payable	**(25,237)**	(6,994)	(8,059)
Repayment of officer note receivable	**—**	1,300	—
Dividends paid—Common and Class A Common Stock	**(24,618)**	(24,251)	(23,723)
Dividends paid—Preferred Stock	**(13,094)**	(11,718)	(9,342)
Repurchase of shares of Class A Common Stock	**(505)**	(9,009)	(317)
Net Cash Flow (Used in) Financing Activities	**(30,840)**	(13,857)	(28,432)
Net Increase (Decrease) in Cash and Cash Equivalents	**8,676**	(2,554)	1,418
Cash and Cash Equivalents at Beginning of Year	**1,664**	4,218	2,800
Cash and Cash Equivalents at End of Year	**$ 10,340**	$ 1,664	$ 4,218

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except shares and per share data)

	7.5% Series D Preferred Stock		Common Stock		Class A Common Stock		Additional Paid In Capital	Cumulative Distributions In Excess of Net Income	Accumulated Other Comprehensive Income (Loss)	Officer Note Receivable	Total Stock-holders' Equity
	Issued	Amount	Issued	Amount	Issued	Amount					
Balances—October 31, 2006	2,450,000	$61,250	7,635,441	$76	18,804,781	$188	$262,024	$(42,400)	$ 618	$(1,300)	$280,456
Comprehensive Income:											
Net income applicable to Common and Class A common stockholders	—	—	—	—	—	—	—	35,046	—	—	35,046
Change in unrealized gains in marketable securities	—	—	—	—	—	—	—	—	(138)	—	(138)
Total comprehensive income											34,908
Cash dividends paid:											
Common stock ($0.83 per share)	—	—	—	—	—	—	—	(6,435)	—	—	(6,435)
Class A common stock ($0.92 per share)	—	—	—	—	—	—	—	(17,288)	—	—	(17,288)
Issuance of shares under dividend reinvestment plan	—	—	32,377	—	12,444	—	790	—	—	—	790
Exercise of stock options	—	—	—	—	1,953	—	17	—	—	—	17
Shares issued under restricted stock plan	—	—	105,800	1	70,300	—	—	—	—	—	1
Restricted stock compensation	—	—	—	—	—	—	2,071	—	—	—	2,071
Repurchases of Class A common stock	—	—	—	—	(21,200)	—	(317)	—	—	—	(317)
Forfeiture of restricted stock	—	—	—	—	(31,500)	—	—	—	—	—	—
Balances—October 31, 2007	2,450,000	61,250	7,773,618	77	18,836,778	188	264,585	(31,077)	480	(1,300)	294,203
Comprehensive Income:											
Net income applicable to Common and Class A common stockholders	—	—	—	—	—	—	—	16,147	—	—	16,147
Change in unrealized gains in marketable securities	—	—	—	—	—	—	—	—	(750)	—	(750)
Total comprehensive income											15,397
Cash dividends paid:											
Common stock ($0.86 per share)	—	—	—	—	—	—	—	(6,848)	—	—	(6,848)
Class A common stock ($0.95 per share)	—	—	—	—	—	—	—	(17,403)	—	—	(17,403)
Issuance of shares under dividend reinvestment plan	—	—	43,636	1	14,765	—	907	—	—	—	908
Exercise of stock options	—	—	1,966	—	1,953	—	36	—	—	—	36
Shares issued under restricted stock plan	—	—	170,900	2	59,900	1	(3)	—	—	—	—
Restricted stock compensation	—	—	—	—	—	—	1,713	—	—	—	1,713
Repurchases of Class A common stock	—	—	—	—	(623,278)	(6)	(9,003)	—	—	—	(9,009)
Forfeiture of restricted stock	—	—	—	—	(82,000)	—	—	—	—	—	—
Repayment of officer note receivable	—	—	—	—	—	—	—	—	—	1,300	1,300
Balances—October 31, 2008	2,450,000	61,250	7,990,120	80	18,208,118	183	258,235	(39,181)	(270)	—	280,297
Comprehensive Income:											
Net income applicable to Common and Class A common stockholders	—	—	—	—	—	—	—	**14,649**	—	—	**14,649**
Change in unrealized gains in marketable securities	—	—	—	—	—	—	—	—	**54**	—	**54**
Total comprehensive income											**14,703**
Cash dividends paid:											
Common stock ($0.87 per share)	—	—	—	—	—	—	—	**(7,121)**	—	—	**(7,121)**
Class A common stock ($0.96 per share)	—	—	—	—	—	—	—	**(17,497)**	—	—	**(17,497)**
Issuance of shares under dividend reinvestment plan	—	—	**59,494**	—	**11,657**	—	**981**	—	—	—	**981**
Exercise of stock options	—	—	**2,000**	—	**2,000**	—	**32**	—	—	—	**32**
Shares issued under restricted stock plan	—	—	**170,900**	**2**	**64,200**	—	**(2)**	—	—	—	—
Restricted stock compensation and other adjustment	—	—	—	—	—	—	**2,692**	—	—	—	**2,692**
Repurchases of Class A common stock	—	—	—	—	**(38,700)**	**(1)**	**(505)**	—	—	—	**(506)**
Forfeiture of restricted stock	—	—	—	—	**(6,000)**	—	—	—	—	—	—
Balances—October 31, 2009	**2,450,000**	**$61,250**	**8,222,514**	**$82**	**18,241,275**	**$182**	**$261,433**	**$(49,150)**	**$(216)**	**$ —**	**$273,581**

The accompanying notes to consolidated financial statements are an integral part of these statements.

(1) ORGANIZATION, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Urstadt Biddle Properties Inc. ("Company"), a real estate investment trust ("REIT"), is engaged in the acquisition, ownership and management of commercial real estate, primarily neighborhood and community shopping centers in the northeastern part of the United States. The Company's major tenants include supermarket chains and other retailers who sell basic necessities. At October 31, 2009, the Company owned or had interests in 46 properties containing a total of 3.9 million square feet of gross leasable area ("GLA").

Principles of Consolidation and Use of Estimates

The accompanying consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, and joint ventures in which the Company meets certain criteria of a sole general partner in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 810, "Consolidation" (formerly Emerging Issues Task Force ("EITF") Issue 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights"). The Company has determined that such joint ventures should be consolidated into the consolidated financial statements of the Company. All significant intercompany transactions and balances have been eliminated in consolidation.

The accompanying financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the disclosure of contingent assets and liabilities, the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the periods covered by the financial statements. The most significant assumptions and estimates relate to the valuation of real estate, depreciable lives, revenue recognition and the collectibility of tenant and notes receivable. Actual results could differ from these estimates.

Federal Income Taxes

The Company has elected to be treated as a REIT under Sections 856-860 of the Internal Revenue Code ("Code"). Under those sections, a REIT that, among other things, distributes at least 90% of real estate trust taxable income and meets certain other qualifications prescribed by the Code will not be taxed on that portion of its taxable income that is distributed. The Company believes it qualifies as a REIT and has distributed all of its taxable income for the fiscal years through 2009 in accordance with the provisions of the Code. Accordingly, no provision has been made for federal income taxes in the accompanying consolidated financial statements.

The Company follows the provisions of ASC Topic 740, "Income Taxes" (formerly FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of SFAS No. 109"), that defines a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on its evaluation, the Company determined that it has no uncertain tax positions and no unrecognized tax benefits as of October 31, 2009. The Company records interest and penalties relating to unrecognized tax benefits, if any, as interest expense. As of October 31, 2009, the tax years 2005 through and including 2009 remain open to examination by the Internal Revenue Service. There are currently no federal tax examinations in progress.

Real Estate Investments

All capitalizable costs related to the improvement or replacement of real estate properties are capitalized. Additions, renovations and improvements that enhance and/or extend the useful life of a property are also capitalized. Expenditures for ordinary maintenance, repairs and improvements that do not materially prolong the normal useful life of an asset are charged to operations as incurred.

Upon the acquisition of real estate properties, the fair value of the real estate purchased is allocated to the acquired tangible assets (consisting of land, buildings and building improvements), and identified intangible assets and liabilities (consisting of above-market and below-market leases and in-place leases), in accordance with ASC Topic 805, "Business Combinations" (formerly SFAS No. 141, "Business Combinations"). The Company utilizes methods similar to those used by independent appraisers in estimating the fair value of acquired assets and liabilities. The fair value of the tangible assets of an acquired property considers the value of the property "as-if-vacant." The fair value reflects the depreciated replacement cost of the asset. In allocating purchase price to identified intangible assets and liabilities of an acquired property, the value of above-market and below-market leases are estimated based on the differences between (i) contractual rentals and the estimated market rents over the applicable lease term discounted back to the date of acquisition utilizing a discount rate adjusted for the credit risk associated with the respective tenants and (ii) the estimated cost of acquiring such leases giving effect to the Company's history of providing tenant improvements and paying leasing commissions, offset by a vacancy period during which such space would be leased. The aggregate value of in-place leases is measured by the excess of (i) the purchase price paid for a property after adjusting existing in-place leases to market rental rates over (ii) the estimated fair value of the property "as-if-vacant," determined as set forth above.

Above and below-market leases acquired are recorded at their fair value. The capitalized above-market lease values are amortized as a reduction of rental revenue over the remaining term of the respective leases and the capitalized below-market lease values are amortized as an increase to rental revenue over the remaining term of the respective leases. The value of in-place leases is based on the Company's evaluation of the specific characteristics of each tenant's lease. Factors considered include estimates of carrying costs during expected lease-up periods, current market conditions, and costs to execute similar leases. The value of in-place leases are amortized over the remaining term of the respective leases. If a tenant vacates its space prior to its contractual expiration date, any unamortized balance of their related intangible asset is recorded in the consolidated statement of income.

Depreciation and Amortization

The Company uses the straight-line method for depreciation and amortization. Core and non-core properties are depreciated over the estimated useful lives of the properties, which range from 30 to 40 years. Property improvements are depreciated over the estimated useful lives that range from 10 to 20 years. Furniture and fixtures are depreciated over the estimated useful lives that range from 3 to 10 years. Tenant improvements are amortized over the shorter of the life of the related leases or their useful life.

Property Held for Sale

The Company follows the provisions of ASC Topic 360, "Property, Plant, and Equipment" and ASC Topic 205, "Presentation of Financial Statements" (formerly SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"), ASC Topic 360 and ASC Topic 205 require, among other things, that the assets and liabilities and the results of operations of the Company's properties that have been sold or otherwise qualify as held for sale be classified as discontinued operations and presented separately in the Company's consolidated financial statements. If significant to financial statement presentation, the Company classifies properties as held for sale that are under contract for sale and are expected to be sold within the next 12 months.

Deferred Charges

Deferred charges consist principally of leasing commissions (which are amortized ratably over the life of the tenant leases) and financing fees (which are amortized over the terms of the respective agreements). Deferred charges in the accompanying consolidated balance sheets are shown at cost, net of accumulated amortization of $2,562,000 and $3,001,000 as of October 31, 2009 and 2008, respectively.

Asset Impairment

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to aggregate future net cash flows (undiscounted and without interest) expected to be generated by the asset. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value.

Revenue Recognition

Revenues from operating leases include revenues from core properties and non-core properties. Rental income is generally recognized based on the terms of leases entered into with tenants. In those instances in which the Company funds tenant improvements and the improvements are deemed to be owned by the Company, revenue recognition will commence when the improvements are substantially completed and possession or control of the space is turned over to the tenant. When the Company determines that the tenant allowances are lease incentives, the Company commences revenue recognition when possession or control of the space is turned over to the tenant for tenant work to begin. Minimum rental income from leases with scheduled rent increases is recognized on a straight-line basis over the lease term. At October 31, 2009 and 2008, approximately $11,396,000 and $10,817,000, respectively, has been recognized as straight-line rents receivable (representing the current net cumulative rents recognized prior to when billed and collectible as provided by the terms of the leases), all of which is included in tenant receivables in the accompanying consolidated financial statements. Percentage rent is recognized when a specific tenant's sales breakpoint is achieved. Property operating expense recoveries from tenants of common area maintenance, real estate taxes and other recoverable costs are recognized in the period the related expenses are incurred. Lease incentives are amortized as a reduction of rental revenue over the respective tenant lease terms. Lease termination amounts received by the Company from its tenants are recognized as income in the period received.

Interest income is recognized as it is earned. Gains or losses on disposition of properties are recorded when the criteria for recognizing such gains or losses under generally accepted accounting principles have been met.

The Company provides an allowance for doubtful accounts against the portion of tenant receivables (including an allowance for future tenant credit losses of approximately 10% of the deferred straight-line rents receivable) which is estimated to be uncollectible. Such allowances are reviewed periodically. At October 31, 2009 and 2008, tenant receivables in the accompanying consolidated balance sheets are shown net of allowances for doubtful accounts of $2,066,000 and $2,177,000, respectively. During the years ended October 31, 2009, 2008 and 2007, the Company provided $655,000, $749,000 and $539,000, respectively, for uncollectible amounts, which is recorded in the accompanying consolidated statement of income as a reduction of base rental revenue.

Cash Equivalents

Cash and cash equivalents consist of cash in banks and short-term investments with original maturities of less than three months.

Restricted Cash

Restricted cash consists of those tenant security deposits and replacement and other reserves required by agreement with certain of the Company's mortgage lenders for property level capital requirements that are required to be held in separate bank accounts.

Marketable Securities

Marketable securities consist of short-term investments and marketable equity securities. Short-term investments (consisting of investments with original maturities of greater than three months when purchased) and marketable equity securities are carried at fair value. The Company has classified marketable securities as available for sale. Unrealized gains and (losses) on available for sale securities are recorded as other comprehensive income (loss) in stockholders' equity. For the year ended October 31, 2009, gains on sales of marketable securities, determined based on specific identification, amounted to $381,000 (none in fiscal 2008 and 2007).

As of October 31, 2009, all of the Company's marketable securities consisted of REIT Common and Preferred Stocks. At October 31, 2009, the Company has recorded a net unrealized loss on available for sale securities in the amount of $216,000. The Company deems this loss to be temporary. If and when the Company deems the unrealized losses to be other than temporary, unrealized losses will be realized and reclassified into earnings. The net unrealized loss at October 31, 2009 is detailed below (in thousands):

Description:	Fair Market Value	Cost Basis	Net Unrealized Gain/(Loss)	Gross Unrealized Gains	Gross Unrealized (Loss)
REIT Common and Preferred Stocks	$933	$1,149	$(216)	$73	$(289)

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income (loss). Other comprehensive income (loss) includes items that are otherwise recorded directly in stockholders' equity, such as unrealized gains or losses on marketable securities. At October 31, 2009 and 2008, other comprehensive income (loss) consists of net unrealized losses of $(216,000) and of $(270,000), respectively. Unrealized gains and losses included in other comprehensive income (loss) will be reclassified into earnings as gains and losses are realized.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, and tenant receivables. The Company places its cash and cash equivalents in excess of insured amounts with high quality financial institutions. The Company performs ongoing credit evaluations of its tenants and may require certain tenants to provide security deposits or letters of credit. Though these security deposits and letters of credit are insufficient to meet the terminal value of a tenant's lease obligation, they are a measure of good faith and a source of funds to offset the economic costs associated with lost rent and the costs associated with retenanting the space. There is no dependence upon any single tenant.

Earnings Per Share

The Company calculates basic and diluted earnings per share in accordance with the provisions of ASC Topic 260, "Earnings Per Share," (formerly SFAS No. 128, "Earnings Per Share"). Basic earnings per share ("EPS") excludes the impact of dilutive shares and is computed by dividing net income applicable to Common and Class A Common stockholders by the weighted average number of Common shares and Class A Common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue Common shares or Class A Common shares were exercised or converted into Common shares or Class A Common shares and then shared in the earnings of the Company. Since the cash dividends declared on the Company's Class A Common stock are higher than the dividends declared on the Common Stock, basic and diluted EPS have been calculated using the "two-class" method. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock according to the weighted average of the dividends declared, outstanding shares per class and participation rights in undistributed earnings.

The following table sets forth the reconciliation between basic and diluted EPS (in thousands):

	Year Ended October 31,		
	2009	2008	2007
Numerator			
Net income applicable to common stockholders—basic	**$ 3,859**	$ 4,162	$ 8,800
Effect of dilutive securities: Stock awards	**110**	125	324
Net income applicable to common stockholders—diluted	**$ 3,969**	$ 4,287	$ 9,124
Denominator			
Denominator for basic EPS—weighted average common shares	**7,069**	6,990	6,845
Effect of dilutive securities: Restricted stock and other awards	**323**	361	448
Denominator for diluted EPS—weighted average common equivalent shares	**7,392**	7,351	7,293
Numerator			
Net income applicable to Class A common stockholders—basic	**$10,790**	$11,985	$26,246
Effect of dilutive securities: Stock awards	**(110)**	(125)	(324)
Net income applicable to Class A common stockholders—diluted	**$10,680**	$11,860	$25,922
Denominator			
Denominator for basic EPS—weighted average Class A common shares	**17,910**	18,223	18,419
Effect of dilutive securities: Restricted stock and other awards	**116**	185	275
Denominator for diluted EPS—weighted average Class A common equivalent shares	**18,026**	18,408	18,694

Stock-Based Compensation

The Company accounts for its stock-based compensation plans under the provisions of ASC Topic 718, "Stock Compensation" (formerly FASB Statement No. 123R, "Share-Based Payment"), which requires that compensation expense be recognized based on the fair value of the stock awards less estimated forfeitures. The fair value of stock awards is equal to the fair value of the Company's stock on the grant date.

Segment Reporting

The Company operates in one industry segment, ownership of commercial real estate properties which are located principally in the northeastern United States. The Company does not distinguish its property operations for purposes of measuring performance. Accordingly, the Company believes it has a single reportable segment for disclosure purposes.

New Accounting Standards

Adopted in Fiscal 2009

In June 2009, the FASB issued ASC Topic 105, "Generally Accepted Accounting Principles" (formerly SFAS No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles"). ASC Topic 105 establishes an Accounting Codification ("Codification") as the source of all authoritative GAAP recognized by FASB to be applied by non-governmental entities, including public companies, in the preparation of their financial statements in accordance with GAAP. Prior to the issuance of the Codification, all GAAP pronouncements were issued in separate topical pronouncements and referred to as such. As a public company, the Company will still follow rules and interpretive releases of the Securities and Exchange Commission ("SEC") under federal securities laws. The SEC rules and regulations generally rank one level higher than GAAP for public companies in the preparation of their financial statements. The Company applied the provisions of ASC Topic 105 beginning with its fiscal year ended October 31, 2009 financial statements.

The Company adopted ASC Topic 820, "Fair Value Measurements and Disclosures" (formerly SFAS No. 157, "Fair Value Measurements") which governs how certain items in financial statements are measured at fair value. The Company adopted ASC Topic 820 effective November 1, 2008, the adoption of which did not have a material effect on the financial statements. See Note 11, "Fair Value Measurements," for related disclosures.

The Company adopted ASC Topic 825, "Financial Instruments" (formerly SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities") which allows certain assets and liabilities that were previously not recorded at fair value to be recorded at fair value after adoption. The Company adopted ASC Topic 825 on November 1, 2008 and did not elect the fair value option for any existing eligible items.

The Company adopted ASC Topic 855, "Subsequent Events" (formerly SFAS No. 165, "Subsequent Events"), which establishes the accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. ASC Topic 855 was adopted by the Company in its fiscal third quarter ended July 31, 2009, the adoption of which did not have a material impact on our financial statements. See Note 14, "Subsequent Events," for the related disclosures.

To be Adopted in Fiscal 2010

Beginning on November 1, 2009 (fiscal 2010), the Company will be required to adopt ASC Topic 810, "Non-controlling Interests in Consolidated Financial Statements" (formerly SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51"). ASC Topic 810 states that the accounting and reporting for minority interests will be re-characterized as non-controlling interests and classified as a component of equity subject to the provisions of the former Emerging Issues Task Force ("EITF") Topic D-98 (Revised March 2008). Under the new standard, net income will encompass the total income of all consolidated subsidiaries and there will be separate disclosure on the face of the Consolidated Statements Income of the attribution of that income between controlling and noncontrolling interests. Finally, increases and decreases in noncontrolling interests will be treated as equity transactions. The Company currently is the general partner in two consolidated limited partnerships that have non-controlling interests. Effective with the adoption of this ASC Topic the Company will be required to report any non-controlling interests at redemption value. The effect of applying ASC Topic 810 on the Company will be to increase non-controlling interests (currently minority interests) by approximately $1 million with the corresponding reduction to stockholders' equity. The Company will adopt this standard effective November 1, 2009.

Beginning November 1, 2009 (fiscal 2010), the Company will be required to adopt ASC Topic 805, "Business Combinations" (formerly SFAS No. 141R, "Business Combinations") which, among other things, establishes principles and requirements for how an acquirer entity recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed (including intangibles) and any noncontrolling interests in the acquired entity. In addition, ASC Topic 805 will require any acquirer of a business (investment property) to expense all acquisition costs related to the acquisition, the amount of which will vary significantly for each potential acquisition of property by the Company. Other than expensing acquisition costs, the Company does not believe the adoption of ASC Topic 805 will have a material effect on financial position or results of operations of the Company.

(2) REAL ESTATE INVESTMENTS

The Company's investments in real estate, net of depreciation, were composed of the following at October 31, 2009 and 2008 (in thousands):

	Core Properties	Non-Core Properties	Mortgage Note Receivable	**2009 Totals**	2008 Totals
Retail	$452,459	$ —	$1,170	**$453,629**	$466,931
Office	7,769	—	—	**7,769**	7,621
Industrial	—	540	—	**540**	633
	$460,228	$540	$1,170	**$461,938**	$475,185

The Company's investments at October 31, 2009 consisted of equity interests in 46 properties, which are located in various regions throughout the United States and one mortgage note receivable. The Company's primary investment focus is neighborhood and community shopping centers located in the northeastern United States. These properties are considered core properties of the Company. The remaining properties are located outside of the northeastern United States and are considered non-core properties. Since a significant concentration of the Company's properties are in the northeast, market changes in this region could have an effect on the Company's leasing efforts and ultimately its overall results of operations. The following is a summary of the geographic locations of the Company's investments at October 31, 2009 and 2008 (in thousands):

	2009	2008
Northeast	**$460,228**	$473,311
Midwest	**540**	633
Southwest	**1,170**	1,241
	$461,938	$475,185

(3) CORE PROPERTIES

The components of core properties were as follows (in thousands):

	2009	2008
Land	**$ 103,906**	$104,032
Buildings and improvements	**460,382**	462,857
	564,288	566,889
Accumulated depreciation	**(104,060)**	(93,578)
	$ 460,228	$473,311

Space at the Company's core properties is generally leased to various individual tenants under short and intermediate-term leases which are accounted for as operating leases.

Minimum rental payments on non-cancelable operating leases totaling $374,012,000 become due as follows: 2010—$56,737,000; 2011—$54,327,000; 2012—$48,255,000; 2013—$39,458,000; 2014—$34,077,000 and thereafter—$141,158,000.

Certain of the Company's leases provide for the payment of additional rent based on a percentage of the tenant's revenues. Such additional percentage rents are included in operating lease income and were less than 1% of consolidated revenues in each of the three years ended October 31, 2009.

Owned Properties

On July 24, 2009, the State of Connecticut acquired certain areas of a property owned by two of the Company's wholly owned subsidiaries through a combination of condemnation and easement due to the construction of a bridge that runs over the property and awarded the Company's subsidiaries a total of approximately $2.0 million which amount is recorded in other assets on the consolidated balance sheet at October 31, 2009. Approximately $1.8 million of the total award represents amounts to be paid to the Company for easements provided to the State of Connecticut for certain areas of the property for the next 10 years, loss of rental income and property restoration costs. The Company will amortize the easement and loss of rental income proceeds as an addition to income on a straight-line basis evenly over the 10-year life of the easement and lost rent period. The Company has accounted for the condemnation portion of the aforementioned award in accordance with ASC Topic 605, "Gains and Losses" (formerly FASB Interpretation No. 30: Accounting for Involuntary Conversions of Non-monetary Assets to Monetary Assets ("FIN No. 30")) which requires the Company to record a gain or loss on the excess or deficit of the proceeds received over the estimated net book value of the condemned non-monetary asset. As a result of the transaction, the Company has recorded a gain on condemnation of approximately $70,000 which is recorded in other income on the consolidated statement of income for the fiscal year ended October 31, 2009.

In August 2009, the Company acquired three retail properties in Westchester County, New York, for a cash purchase price of approximately $600,000, including closing costs.

In December 2007, the Company acquired a 20,000 square foot retail property located in Waldwick, New Jersey ("Waldwick") for $6.3 million, including closing costs. The property is net-leased to a single tenant under a long-term lease arrangement.

In February 2008, the Company acquired two retail properties, containing approximately 5,500 square feet of GLA in Westchester County, New York for a cash purchase price of $2.3 million, including closing costs.

In August 2008, the Company acquired a 79,000 square foot shopping center in Litchfield County, Connecticut ("Veteran's Plaza") for a purchase price of $10.4 million, including the assumption of a first mortgage loan. The Company recorded the assumption of the mortgage loan at its estimated fair value which approximated $3.7 million. The assumption of the mortgage loan represents a non-cash financing activity and is therefore not included in the accompanying 2008 consolidated cash flow statement.

In January 2007, the Company acquired a 10,100 square foot shopping center located in Monroe, Connecticut ("Monroe") for approximately $3.8 million, including closing costs.

In April 2007, the Company acquired the Emerson Shopping Plaza ("Emerson"), a 92,000 square foot shopping center located in Emerson, New Jersey for a purchase price of approximately $17.5 million, including closing costs.

In May 2007, the Company acquired, by contribution, a 20% economic interest in a general partnership which owns a retail/office property in Westchester County, New York. Simultaneously, the Company contributed one of its wholly-owned retail properties into a newly formed limited liability company ("LLC"). As a result of the contributions, the Company owns approximately 76% of the LLC, the accounts of which are included in the accompanying consolidated financial statements at October 31, 2009 and 2008. The Company has recorded the non-controlling member's share of the net assets of the LLC of $546,000 in Minority Interests, in the accompanying October 31, 2009 and 2008 consolidated balance sheets.

In January 2007, the Company entered into a lease with a wholesale club to lease approximately 107,000 square feet of space at The Dock Shopping Center, Stratford, Connecticut, subject to certain conditions. In connection with the new lease, the Company agreed to provide up to $6.75 million toward the costs of redeveloping the space that previously had been occupied by a tenant who, in a prior year, filed a petition in bankruptcy and vacated the space. The former tenant's lease obligations were guaranteed through 2016 by a corporate guarantor whereby the guarantor was released from its obligations in exchange for a payment of $6 million. The payment and release of guaranty were subject to certain conditions contained in the agreement. The conditions were satisfied on April 15, 2007 and the Company recorded the guaranty payment as income in fiscal 2007.

Upon the acquisition of real estate properties, the fair value of the real estate purchased is allocated to the acquired tangible assets (consisting of land, buildings and building improvements) and identified intangible assets and liabilities (consisting of above-market and below-market leases and in-place leases), in accordance with ASC Topic 805, "Business Combinations" (formerly SFAS No. 141, "Business Combinations"). The Company utilizes methods similar to those used by independent appraisers in estimating the fair value of acquired assets and liabilities. The fair value of the tangible assets of an acquired property considers the value of the property "as-if-vacant." The fair value reflects the depreciated replacement cost of the asset. In allocating purchase price to identified intangible assets and liabilities of an acquired property, the value of above-market and below-market leases are estimated based on the differences between (i) contractual rentals and the estimated market rents over the applicable lease term discounted back to the date of acquisition utilizing a discount rate adjusted for the credit risk associated with the respective tenants and (ii) the estimated cost of acquiring such leases giving effect to the Company's history of providing tenant improvements and paying leasing commissions, offset by a vacancy period during which such space would be leased. The aggregate value of in-place leases is measured by the excess of (i) the purchase price paid for a property after adjusting existing in-place leases to market rental rates over (ii) the estimated fair value of the property "as-if-vacant," determined as set forth above. The above-market and below-market lease intangibles are amortized to rental income over the remaining non-cancelable terms of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts relating to the lease would be immediately recognized in operations.

During fiscal 2009, the Company completed its evaluation of the acquired leases at its Veteran's Plaza property which was acquired in August 2008. As a result of its evaluation, the Company has allocated $355,000 to a liability associated with the net fair value assigned to the acquired leases at the property, which amount represents a non-cash investing activity and is therefore not included in the accompanying consolidated statement of cash flows for the year ended October 31, 2009. The Company is currently in the process of evaluating the fair value of the in-place leases for the three retail properties it purchased in August 2009 for $600,000. Consequently, no value has yet been assigned to the leases. Accordingly, the purchase price allocation is preliminary and may be subject to change.

During fiscal 2008, the Company completed its evaluation of the acquired leases at Waldwick and Ferry Plaza. As a result of its evaluations, the Company has allocated a total of $94,000 to an asset associated with the net fair value assigned to the acquired leases at the properties, which amount represents a non-cash investing activity and is therefore not included in the accompanying 2008 consolidated statement of cash flows.

For the years ended October 31, 2009, 2008 and 2007, the net amortization of above-market and below-market leases amounted to $132,000, $50,000 and $241,000, respectively, which amounts are included in base rents in the accompanying consolidated statements of income.

In fiscal 2009, the Company incurred costs of approximately $2.3 million related to capital improvements to its properties and leasing costs.

Consolidated Joint Ventures

In April 2008, the Company through a subsidiary, which is the sole general partner, acquired a 60% interest in UB Ironbound, LP, ("Ironbound"), a newly formed limited partnership that acquired by contribution a 101,000 square foot shopping center in Newark, New Jersey ("Ferry Plaza"), valued at $26.3 million, including transaction costs of approximately $297,000 and the assumption of an existing first mortgage loan on the property at its estimated fair value of $11.9 million at a fixed interest rate of 6.15%. The Company's net investment in Ironbound amounted to $8.6 million.

In fiscal 2009, the Company borrowed $2.1 million on its unsecured revolving credit facility (defined below as the "Facility") and used the proceeds to purchase, through a subsidiary, an additional 14.6% of Ironbound for approximately $2.1 million. A subsidiary of the Company continues to be the sole general partner of the partnership. As a result of the purchase, this subsidiary increased its economic ownership percentage in Ironbound from 60% to approximately 75%.

The Company is the general partner in two consolidated limited partnerships which own grocery anchored shopping centers. The limited partnerships are listed below with the Company's approximate ownership interest in parenthesis:

- UB Ironbound, LP (75%)
- UB Stamford, LP ("Stamford") (90%)

The limited partnerships have defined termination dates of December 31, 2097 and December 31, 2099, respectively. The partners are entitled to receive an annual cash preference payable from available cash of the partnerships. Any unpaid preferences accumulate and are paid from future cash, if any. The balance of available cash, if any, is distributed in accordance with the respective partner's interests. The limited partners in Ironbound currently have the right to require the Company to repurchase all or a portion of their remaining limited partner interests at prices as defined in the Ironbound partnership agreement. The limited partners in Stamford can only require the Company to repurchase all or a portion of their remaining limited partner interests beginning in January 2010 at prices as defined in the Stamford partnership agreement. Upon liquidation of the partnership, proceeds from the sale of partnership assets are to be distributed in accordance with the respective partnership interests. The partners are not obligated to make any additional capital contributions to the partnership. The Company retains an affiliate of one of the limited partners in one of the partnerships to provide management and leasing services to the property at an annual fee equal to two percent of rental income collected, as defined. The limited partner interests in both partnerships are reflected in the accompanying consolidated financial statements as Minority Interests.

In August 2007, the Company purchased all of the limited partner interests in another consolidated partnership in which the Company was the sole general partner for $2.8 million. As a result of the purchase, the partnership was terminated and the property is now directly owned by the Company.

(4) NON-CORE PROPERTIES

At October 31, 2009, the non-core properties consist of two industrial properties located outside of the Northeast region of the United States. The Board of Directors has authorized management, subject to its approval of any contract for sale, to sell the non-core properties of the Company over a period of several years in furtherance of the Company's objectives to focus on northeast properties.

The components of non-core properties were as follows (in thousands):

	2009	2008
Land	**$ 450**	$ 450
Buildings and improvements	**934**	934
	1,384	1,384
Accumulated depreciation	**(844)**	(751)
	$ 540	$ 633

Minimum rental payments on non-cancelable operating leases of the non-core properties totaling $3,733,000 become due as follows: 2010—$1,840,000; 2011—$1,266,000; 2012—$627,000. The Company is currently in negotiations to extend the two non-core leases. Under the proposed terms, the total minimum rental payments would be reduced to approximately $1.5 million per year for the next seven years retroactive to January 1, 2010.

(5) DISCONTINUED OPERATIONS

The Company has adopted the provisions of ASC Topic 205, "Presentation of Financial Statements" and ASC Topic 360, "Property, Plant, and Equipment" (formerly SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"), which require, among other things that the results of operations of properties sold or that otherwise qualify as held for sale be classified as discontinued operations and presented separately in the Company's consolidated financial statements.

In fiscal 2009, the Company sold a 3,400 square foot vacant retail property located in Eastchester, New York for a sales price of approximately $925,000. This property was acquired by the Company in fiscal 2008 and there was no significant gain or loss recorded on the sale. The property had no operating activity and accordingly the Company will not report any discontinued operations as required by ASC Topic 205.

Also in fiscal 2009, the Company completed the negotiations on a contract to sell two additional properties for a sales price, including closing costs, of $8.1 million. In accordance with ASC Topic 205 and 360, the Company adjusted the carrying value of the property to $8.1 million and realized a loss on asset held for sale of approximately $155,000. The $155,000 is included as a reduction of other income on the accompanying consolidated statement of income for fiscal 2009 as the Company determined that the amount of loss, operations and revenue of the property were insignificant to disclose separately as discontinued operations on the consolidated statement of income for all periods presented.

In fiscal 2007, the Company sold a non-core retail property, in Tempe, Arizona ("Tempe"), for a sale price of $13.2 million, resulting in a gain on sale of the property of approximately $11.4 million.

The operating results for the Tempe property have been classified as discontinued operations in the accompanying fiscal 2007 consolidated financial statements. Revenues from discontinued operations were approximately $320,000 for the year ended October 31, 2007.

(6) MORTGAGE NOTE RECEIVABLE

At October 31, 2009, mortgage note receivable consisted of one fixed rate mortgage with a contractual interest rate of 9%. The mortgage note matures in 2013 and is secured by a retail property. Interest is recognized on the effective yield method. The mortgage note is recorded at a discounted amount which reflects the market interest rate at the time of acceptance of the note. At October 31, 2009, the remaining unamortized discount was $88,000.

At October 31, 2009, principal payments on the mortgage note receivable become due as follows: 2010—$108,000; 2011—$118,000; 2012—$129,000; 2013—$903,000.

(7) MORTGAGE NOTES PAYABLE AND BANK LINES OF CREDIT

At October 31, 2009, mortgage notes payable are due in installments over various periods to fiscal 2019 at effective rates of interest ranging from 5.52% to 7.78% and are collateralized by real estate investments having a net carrying value of $165,240,000.

Combined aggregate principal maturities of mortgage notes payable during the next five years and thereafter are as follows (in thousands):

	Principal Repayments	Scheduled Amortization	Total
2010	$ 5,155	$ 2,054	$ 7,209
2011	3,947	2,118	6,065
2012	3,791	2,049	5,840
2013	3,191	2,074	5,265
2014	—	2,042	2,042
Thereafter	80,952	9,044	89,996
	$97,036	$19,381	$116,417

The Company has a $50 million Unsecured Revolving Credit Agreement (the "Facility") with The Bank of New York Mellon and Wells Fargo Bank N.A. The Facility gives the Company the option, under certain conditions, to increase the Facility's borrowing capacity up to $100 million. The maturity date of the Facility is February 11, 2011 with two one-year extensions at the Company's option. Borrowings under the Facility can be used for, among other things, acquisitions, working capital, capital expenditures, repayment of other indebtedness and the issuance of letters of credit (up to $10 million). Borrowings will bear interest at the Company's option of Eurodollar rate plus 0.85% to 1.15% or The Bank of New York Mellon's prime lending rate plus 0.50%. The Company will pay an annual fee on the unused commitment amount of up to 0.175% based on outstanding borrowings during the year. The Facility contains certain representations, financial and other covenants typical for this type of facility. The Company's ability to borrow under the Facility is subject to its compliance with the covenants and other restrictions on an ongoing basis. The principal financial covenants limit the Company's level of secured and unsecured indebtedness and additionally require the Company to maintain certain debt coverage ratios. The Company was in compliance with such covenants at October 31, 2009.

In April 2008, borrowings under the Facility were used to refinance an existing mortgage note payable, which was secured by the Company's Staples property in the amount of $7.9 million. In conjunction with that transaction, the mortgage was assigned to the lender of the Facility and as a result $7.9 million of the outstanding balance on the Facility is shown as a mortgage note payable on the accompanying October 31, 2008 consolidated balance sheets. This borrowing under the facility was repaid in September 2009.

The Company also has a Secured Revolving Credit Facility with the Bank of New York Mellon (the "Secured Credit Facility"). The Secured Credit Facility provides for borrowings of up to $30 million. The maturity date of the Secured Credit Facility is April 15, 2011 and is collateralized by first mortgage liens on two of the Company's properties. Interest on outstanding borrowings is at prime plus 0.50% or the Eurodollar rate plus 1.75%. The Secured Credit Facility requires the Company to maintain certain debt service coverage ratios during its term. The Company was in compliance with such covenants at October 31, 2009. The Company pays an annual fee of 0.25% on the unused portion of the Secured Credit Facility. The Secured Credit Facility is available to fund acquisitions, capital expenditures, mortgage repayments, working capital and other general corporate purposes.

In March 2009, the Company borrowed $12 million on the Facility to repay the maturing mortgage on one of its properties in the amount of $12.1 million. On May 15, 2009, the Company, through a wholly-owned subsidiary, completed a new first mortgage financing on the aforementioned property in the amount of $18.9 million. The new mortgage has a fixed rate of interest of 6.55% per annum with required monthly payments of principal and interest based on a 25-year amortization schedule. The mortgage has a term of ten years and is due in May of 2019. A portion of the proceeds from the mortgage financing in the amount of $17.1 million were used to repay outstanding borrowings on the Facility.

On July 31, 2009, the Company completed a new first mortgage financing on another of its properties in the amount of $17.8 million. The new mortgage has a fixed rate of interest of 6.66% per annum with required monthly payments of principal and interest based on a 25-year amortization schedule. The mortgage has a term of ten years and is due in August of 2019. The Company expects to use the proceeds for the acquisition of shopping centers in accordance with its business strategy or general corporate purposes.

Interest paid in the years ended October 31, 2009, 2008, and 2007 was approximately $6.5 million, $7.0 million and $7.8 million, respectively.

(8) REDEEMABLE PREFERRED STOCK

The Company is authorized to issue up to 20,000,000 shares of Preferred Stock. At October 31, 2009, the Company had issued and outstanding 400,000 shares of Series C Senior Cumulative Preferred Stock (Series C Preferred Stock), 2,450,000 shares of Series D Senior Cumulative Preferred Stock (Series D Preferred Stock) (see Note 9) and 2,400,000 shares of Series E Senior Cumulative Preferred Stock (Series E Preferred Stock).

The following table sets forth the details of the Company's redeemable preferred stock as of October 31, 2009 and 2008 (amounts in thousands, except share data):

	October 31,	
	2009	2008
8.50% Series C Senior Cumulative Preferred Stock; liquidation preference of $100 per share; issued and outstanding 400,000 shares	**$38,406**	$38,406
8.50% Series E Senior Cumulative Preferred Stock; liquidation preference of $25 per share; issued and outstanding 2,400,000 shares	**57,797**	57,797
Total Redeemable Preferred Stock	**$96,203**	$96,203

On March 13, 2008, the Company sold 2,400,000 shares of a new issue of 8.50% Series E Preferred Stock for net proceeds of $57.8 million. The Series E Preferred Stock entitles the holders thereof to cumulative cash dividends payable quarterly in arrears at the rate of 8.5% per annum on the $25 per share liquidation preference.

In conjunction with the sale of the Series E Preferred Stock, on March 14, 2008 the Company redeemed all 150,000 shares outstanding of its Series B Preferred Stock for the redemption price in the amount of $15.0 million. As a result of the redemption, the $660,000 excess of the redemption price of the preferred shares paid over the carrying amount of the shares is included in the accompanying consolidated statement of income for year ended October 31, 2008 as a reduction of income available to Common and Class A Common shareholders.

The Series E Preferred Stock and Series C Preferred Stock have no stated maturity, are not subject to any sinking fund or mandatory redemption and are not convertible into other securities or property of the Company. Commencing May 2013 (Series C Preferred Stock) and March 2013 (Series E Preferred Stock), the Company, at its option, may redeem the preferred stock issues, in whole or in part, at a redemption price equal to the liquidation preference per share, plus all accrued and unpaid dividends.

Upon a change in control of the Company (as defined), each holder of Series C Preferred Stock and Series E Preferred Stock has the right, at such holder's option, to require the Company to repurchase all or any part of such holder's stock for cash at a repurchase price equal to the liquidation preference per share plus all accrued and unpaid dividends.

The Series C Preferred Stock and Series E Preferred Stock contain covenants that require the Company to maintain certain financial coverages relating to fixed charge and capitalization ratios. Shares of both Preferred Stock series are non-voting; however, under certain circumstances (relating to non-payment of dividends or failure to comply with the financial covenants) the preferred stockholders will be entitled to elect two directors. The Company was in compliance with such covenants at October 31, 2009.

As the holders of the Series C Preferred Stock and Series E Preferred Stock only have a contingent right to require the Company to repurchase all or part of such holder's shares upon a change of control of the Company (as defined), the Series C Preferred Stock and Series E Preferred Stock are classified as redeemable equity instruments as a change in control is not certain to occur.

(9) STOCKHOLDERS' EQUITY

The Series D Preferred Stock has no maturity and is not convertible into any other security of the Company. The Series D Preferred Stock is redeemable at the Company's option on or after April 12, 2010 at a price of $25 per share plus accrued and unpaid dividends. Underwriting commissions and costs incurred in connection with the sale of the Series D Preferred Stock are reflected as a reduction of additional paid in capital.

The Class A Common Stock entitles the holder to 1/20 of one vote per share. The Common Stock entitles the holder to one vote per share. Each share of Common Stock and Class A Common Stock have identical rights with respect to dividends except that each share of Class A Common Stock will receive not less than 110% of the regular quarterly dividends paid on each share of Common Stock.

The Company has a Dividend Reinvestment and Share Purchase Plan as amended (the "DRIP"), that permits stockholders to acquire additional shares of Common Stock and Class A Common Stock by automatically reinvesting dividends. During fiscal 2009, the Company issued 59,494 shares of Common Stock and 11,657 shares of Class A Common Stock (43,636 shares of Common Stock and 14,765 shares of Class A Common Stock in fiscal 2008) through the DRIP. As of October 31, 2009, there remained 74,129 shares of Common Stock and 455,163 shares of Class A Common Stock available for issuance under the DRIP.

The Company has a stockholder rights agreement that expires on November 11, 2018. The rights are not currently exercisable. When they are exercisable, the holder will be entitled to purchase from the Company one one-hundredth of a share of a newly-established Series A Participating Preferred Stock at a price of $65 per one one-hundredth of a preferred share, subject to certain adjustments. The distribution date for the rights will occur 10 days after a person or group either acquires or obtains the right to acquire 10% ("Acquiring Person") or more of the combined voting power of the Company's Common Shares, or announces an offer, the consummation of which would result in such person or group owning 30% or more of the then outstanding Common Shares. Thereafter, shareholders other than the Acquiring Person will be entitled to purchase original common shares of the Company having a value equal to two times the exercise price of the right.

If the Company is involved in a merger or other business combination at any time after the rights become exercisable, and the Company is not the surviving corporation or 50% or more of the Company assets are sold or transferred, the rights agreement provides that the holder other than the Acquiring Person will be entitled to purchase a number of shares of common stock of the acquiring company having a value equal to two times the exercise price of each right.

The Company's articles of incorporation provide that if any person acquires more than 7.5% of the aggregate value of all outstanding stock, except, among other reasons, as approved by the Board of Directors, such shares in excess of this limit automatically will be exchanged for an equal number of shares of Excess Stock. Excess Stock has limited rights, may not be voted and is not entitled to any dividends. In March 2008, the Board of Directors of the Company granted an irrevocable waiver to the 7.5% limit to the purchaser and any subsequent owners of the Series E Preferred Stock.

In a prior year, the Board of Directors of the Company approved a share repurchase program ("Program") for the repurchase of up to 500,000 shares of Common Stock and Class A Common Stock in the aggregate. On March 6, 2008, the Board of Directors amended the Program to allow the Company to repurchase up to 1,000,000 shares of Common and Class A Common Stock in the aggregate. In December 2008, the Board of Directors further amended the Program to allow the Company to repurchase up to 1,500,000 shares of Common and Class A Common stock in the aggregate. In addition, the Board of Directors amended the Program to allow the Company to repurchase shares of the Company's Series C and Series D Senior Cumulative Preferred Stock (Preferred Stock) in open-market transactions. During fiscal 2009 and 2008, the Company repurchased 38,700 shares of Class A Common Stock at an aggregate price of $506,000 and 623,278 shares of Class A Common Stock at an aggregate repurchase price of $9.0 million, respectively. As of October 31, 2009, the Company had repurchased 3,600 shares of Common Stock and 724,578 shares of Class A Common Stock under the repurchase program. The Company has yet to repurchase any Preferred Stock under the Program.

(10) STOCK COMPENSATION AND OTHER BENEFIT PLANS

Restricted Stock Plan

The Company accounts for its restricted stock plan in accordance with ASC Topic 718, "Stock Compensation." In March 2008, the stockholders of the Company approved an amendment to the restricted stock plan for key employees and directors of the Company. The restricted stock plan ("Plan") provides for the grant of up to 2,350,000 shares of the Company's common equity consisting of 350,000 Common shares, 350,000 Class A Common shares and 1,650,000 shares, which at the discretion of the Company's compensation committee, may be awarded in any combination of Class A Common shares or Common shares.

Prior to November 1, 2005, the grant date fair value of nonvested restricted stock awards was expensed over the explicit stock award vesting periods. Such awards provided for continued vesting after retirement. Upon adoption of ASC Topic 718, the Company changed its policy for recognizing compensation expense for restricted stock awards to the earlier of the explicit vesting period or the date a participant first becomes eligible for retirement. For nonvested restricted stock awards granted prior to the adoption of ASC Topic 718, the Company continues to recognize compensation expense over the explicit vesting periods and accelerates any remaining unrecognized compensation cost when a participant actually retires.

Had compensation expense for nonvested restricted stock awards issued prior to November 1, 2005 been determined based on the date a participant first becomes eligible for retirement, the Company's income from continuing operations in the three-year period ended October 31, 2009 would have been as follows (amounts in thousands, except per share):

	Year Ended October 31,		
	2009	2008	2007
Income from continuing operations, as reported	**$14,649**	$16,147	$23,409
Adjustment to compensation expense had ASC Topic 718 been adopted prior to November 1, 2005	**251**	295	428
Pro forma income from continuing operations	**$14,900**	$16,442	$23,837
Pro forma earnings per share from continuing operations:			
Basic:			
Common share	**$.56**	$.61	$.87
Class A Common share	**$.61**	$.67	$.97
Diluted:			
Common share	**$.55**	$.59	$.85
Class A Common share	**$.60**	$.66	$.94

In January 2009, the Company awarded 170,900 shares of Common Stock and 63,200 shares of Class A Common Stock to participants in the Plan. The grant date fair value of restricted stock grants awarded to participants was $3.4 million. In March 2009, the Company awarded an additional 1,000 shares of Class A Common Stock to a participant in the Plan with the grant date fair value of the restricted stock grant awarded to the participant being $10,000. As of October 31, 2009, there remained a total of $11.7 million of unrecognized restricted stock compensation related to outstanding nonvested restricted stock grants awarded under the Plan and outstanding at that date. Restricted stock compensation is expected to be expensed over a remaining weighted average period of 5.4 years. For the years ended October 31, 2009, 2008 and 2007, amounts charged to compensation expense totaled $2,570,000, $1,713,000 and $2,071,000, respectively.

A summary of the status of the Company's nonvested restricted stock awards as of October 31, 2009, and changes during the year ended October 31, 2009 are presented below:

	Common Shares		Class A Common Shares	
	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value
Nonvested at October 31, 2008	961,750	$14.54	321,200	$14.21
Granted	170,900	$14.23	64,200	$15.42
Vested	(37,200)	$ 7.91	(44,700)	$ 9.11
Forfeited	—	—	(6,000)	$16.83
Nonvested at October 31, 2009	1,095,450	$14.72	334,700	$15.08

Profit Sharing and Savings Plan

The Company has a profit sharing and savings plan (the "401K Plan"), which permits eligible employees to defer a portion of their compensation in accordance with the Internal Revenue Code. Under the 401K Plan, the Company made contributions on behalf of eligible employees. The Company made contributions to the 401K Plan of $140,000 in each of the three years ended October 31, 2009, 2008 and 2007. The Company also has an Excess Benefit and Deferred Compensation Plan that allows eligible employees to defer benefits in excess of amounts provided under the Company's 401K Plan and a portion of the employee's current compensation.

(11) FAIR VALUE MEASUREMENTS

ASC Topic 820, "Fair Value Measurements and Disclosures" defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants.

ASC Topic 820's valuation techniques are based on observable or unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs have created the following fair value hierarchy:

- Level 1—Quoted prices for identical instruments in active markets
- Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which significant value drivers are observable
- Level 3—Valuations derived from valuation techniques in which significant value drivers are unobservable

The following describes the valuation methodologies the Company uses to measure financial assets and liabilities at fair value:

Marketable debt and equity securities: Quoted market prices on national exchanges.

		Fair Value Measurements at Reporting Date Using		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available for Sale Securities	$933,000	$933,000	$—	$—

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, restricted cash, tenant receivables, prepaid expenses, other assets, accounts payable, accrued expenses, revolving lines of credit and other liabilities are reasonable estimates of their fair values because of the short-term nature of these instruments.

The estimated fair value of mortgage note receivable collateralized by real property is based on discounting the future cash flows at a year-end risk adjusted lending rate that the Company would utilize for loans of similar risk and duration. At October 31, 2009 and October 31, 2008, the estimated aggregate fair value of the mortgage notes receivable was $658,000 and $814,000, respectively.

The estimated fair value of mortgage notes payable was $115,451,000 and $102,440,000 at October 31, 2009 and 2008, respectively. The estimated fair value of mortgage notes payable is based on discounting the future cash flows at a year-end risk adjusted borrowing rate currently available to the Company for issuance of debt with similar terms and remaining maturities.

The estimated fair value of minority interests is approximately $8 million. The estimated fair value of the minority interests is determined by estimating the amount that the interests would be redeemed at, which includes estimating the fair value of the underlying cash flows of the properties within the limited partnerships.

Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

(12) COMMITMENTS AND CONTINGENCIES

In the normal course of business, from time to time, the Company is involved in legal actions relating to the ownership and operations of its properties. In management's opinion, the liabilities, if any, that ultimately may result from such legal actions are not expected to have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

At October 31, 2009, the Company had commitments of approximately $906,000 for tenant-related obligations.

(13) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The unaudited quarterly results of operations for the years ended October 31, 2009 and 2008 are as follows (in thousands, except per share data):

	Year Ended October 31, 2009				Year Ended October 31, 2008			
	Quarter Ended				Quarter Ended			
	Jan 31	**Apr 30**	**July 31**	**Oct 31**	Jan 31	Apr 30	July 31	Oct 31
Revenues	**$21,370**	**$21,188**	**$20,485**	**$19,529**	$19,431	$20,564	$20,235	$20,626
Income from Continuing Operations	**$ 6,879**	**$ 7,381**	**$ 7,052**	**$ 6,431**	$ 6,828	$ 7,610	$ 7,592	$ 6,495
Net Income	**$ 6,879**	**$ 7,381**	**$ 7,052**	**$ 6,431**	$ 6,828	$ 7,610	$ 7,592	$ 6,495
Preferred Stock Dividends	**(3,273)**	**(3,274)**	**(3,273)**	**(3,274)**	(2,336)	(2,835)	(3,274)	(3,273)
Redemption of Preferred Stock	**—**	**—**	**—**	**—**	—	(660)	—	—
Net Income Applicable to Common and Class A Common Stockholders	**$ 3,606**	**$ 4,107**	**$ 3,779**	**$ 3,157**	$ 4,492	$ 4,115	$ 4,318	$ 3,222
Per Share Data:								
Net Income from Continuing Operations—Basic:								
Class A Common Stock	**$.15**	**$.17**	**$.16**	**$.13**	$.18	$.17	$.18	$.13
Common Stock	**$.13**	**$.15**	**$.14**	**$.12**	$.16	$.15	$.16	$.12
Net Income from Continuing Operations—Diluted:								
Class A Common Stock	**$.15**	**$.17**	**$.15**	**$.13**	$.18	$.16	$.17	$.13
Common Stock	**$.13**	**$.15**	**$.14**	**$.11**	$.16	$.15	$.16	$.12

(14) SUBSEQUENT EVENTS

The Company has reviewed activities for the period October 31, 2009 to January 12, 2010 (the date the financial statements are issued or are available to be issued) and discloses the following items:

On December 16, 2009, the Board of Directors of the Company declared cash dividends of $.2200 for each share of Common Stock and $.2425 for each share of Class A Common Stock. The dividends are payable on January 22, 2010 to stockholders of record on January 8, 2010. The Board of Directors also ratified the actions of the Company's compensation committee authorizing the awards of 175,950 shares of Common Stock and 69,550 shares of Class A Common Stock to certain key officers and directors of the Company, effective January 4, 2010 pursuant to the Company's restricted stock plan. The fair value of the shares awarded totaling $3.7 million will be charged to expense over the respective vesting periods.

In December 2009, The Company repaid, without penalty, an existing mortgage note payable with available cash in the amount of $5.2 million on one of its properties. The mortgage note payable was due to mature in March 2010.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Urstadt Biddle Properties Inc.

We have audited the accompanying consolidated balance sheets of Urstadt Biddle Properties Inc. (the "Company") as of October 31, 2009 and 2008 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Urstadt Biddle Properties Inc. at October 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of October 31, 2009 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 12, 2010 expressed an unqualified opinion thereon.

New York, New York
January 12, 2010

/s/PKF
Certified Public Accountants
A Professional Corporation

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements of the Company and the notes thereto included elsewhere in this report.

Forward-Looking Statements

This report includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this report that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future, including such matters as future capital expenditures, dividends and acquisitions (including the amount and nature thereof), business strategies, expansion and growth of the Company's operations and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate. Such statements are subject to a number of assumptions, risks and uncertainties, including, among other things, general economic and business conditions, the business opportunities that may be presented to and pursued by the Company, changes in laws or regulations and other factors, many of which are beyond the control of the Company. Any forward-looking statements are not guarantees of future performance and actual results or developments may differ materially from those anticipated in the forward-looking statements.

Executive Summary

The Company, a REIT, is a fully integrated, self-administered real estate company, engaged in the acquisition, ownership and management of commercial real estate, primarily neighborhood and community shopping centers in the northeastern part of the United States. Other real estate assets include office and industrial properties. The Company's major tenants include supermarket chains and other retailers who sell basic necessities. At October 31, 2009, the Company owned or had interests in 46 properties containing a total of 3.9 million square feet of GLA of which approximately 93% was leased.

The Company derives substantially all of its revenues from rents and operating expense reimbursements received pursuant to long-term leases and focuses its investment activities on community and neighborhood shopping centers, anchored principally by regional supermarket chains. The Company believes, because of the need of consumers to purchase food and other staple goods and services generally available at supermarket-anchored shopping centers, that the nature of its investments provide for relatively stable revenue flows even during difficult economic times. The Company is experiencing and, in fiscal 2010, expects that it will continue to experience increased vacancy rates at some of its shopping centers and a lengthening in the time required for releasing of vacant space, as the current economic downturn continues to negatively affect retail companies. However, the Company believes it is well positioned to weather these difficulties. Notwithstanding the increase in vacancy rates at various properties, approximately 93% of the Company's portfolio remains leased. The Company has a strong capital structure with no debt maturing in the next 12 months. The Company expects to continue to explore acquisition opportunities that might present themselves during this economic downturn consistent with its business strategy.

Primarily as a result of property acquisitions in fiscal 2008, the Company's financial data shows increases in total revenues and expenses from period to period.

The Company focuses on increasing cash flow, and consequently the value of its properties, and seeks continued growth through strategic re-leasing, renovations and expansion of its existing properties and selective acquisition of income-producing properties, primarily neighborhood and community shopping centers in the northeastern part of the United States.

Key elements of the Company's growth strategies and operating policies are to:

- Acquire neighborhood and community shopping centers in the northeastern part of the United States with a concentration in Fairfield County, Connecticut, Westchester and Putnam Counties, New York and Bergen County, New Jersey
- Hold core properties for long-term investment and enhance their value through regular maintenance, periodic renovation and capital improvement
- Selectively dispose of non-core and underperforming properties and re-deploy the proceeds into properties located in the northeast region
- Increase property values by aggressively marketing available GLA and renewing existing leases
- Renovate, reconfigure or expand existing properties to meet the needs of existing or new tenants
- Negotiate and sign leases which provide for regular or fixed contractual increases to minimum rents
- Control property operating and administrative costs

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are those that are both important to the presentation of the Company's financial condition and results of operations and require management's most difficult, complex or subjective judgments. Set forth below is a summary of the accounting policies that management believes are critical to the preparation of the consolidated financial statements. This summary should be read in conjunction with the more complete discussion of the Company's accounting policies included in Note 1 to the consolidated financial statements of the Company.

Revenue Recognition

The Company records base rents on a straight-line basis over the term of each lease. The excess of rents recognized over amounts contractually due pursuant to the underlying leases is included in tenant receivables on the accompanying balance sheets. Most leases contain provisions that require tenants to reimburse a pro-rata share of real estate taxes and certain common area expenses. Adjustments are also made throughout the year to tenant receivables and the related cost recovery income based upon the Company's best estimate of the final amounts to be billed and collected.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is established based on a quarterly analysis of the risk of loss on specific accounts. The analysis places particular emphasis on past-due accounts and considers information such as the nature and age of the receivables, the payment history of the tenants or other debtors, the financial condition of the tenants and any guarantors and management's assessment of their ability to meet their lease obligations, the basis for any disputes and the status of related negotiations, among other things. Management's estimates of the required allowance is subject to revision as these factors change and is sensitive to the effects of economic and market conditions on tenants, particularly those at retail properties. Estimates are used to establish reimbursements from tenants for common area maintenance, real estate tax and insurance costs. The Company analyzes the balance of its estimated accounts receivable for real estate taxes, common area maintenance and insurance for each of its properties by comparing actual recoveries versus actual expenses and any actual write-offs. Based on its analysis, the Company may record an additional amount in its allowance for doubtful accounts related to these items. It is also the Company's policy to maintain an allowance of approximately 10% of the deferred straight-line rents receivable balance for future tenant credit losses.

Real Estate

Land, buildings, property improvements, furniture/fixtures and tenant improvements are recorded at cost. Expenditures for maintenance and repairs are charged to operations as incurred. Renovations and/or replacements, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives.

The amounts to be capitalized as a result of an acquisition and the periods over which the assets are depreciated or amortized are determined based on estimates as to fair value and the allocation of various costs to the individual assets. The Company allocates the cost of an acquisition based upon the estimated fair value of the net assets acquired. The Company also estimates the fair value of intangibles related to its acquisitions. The valuation of the fair value of intangibles involves estimates related to market conditions, probability of lease renewals and the current market value of in-place leases. This market value is determined by considering factors such as the tenant's industry, location within the property and competition in the specific region in which the property operates. Differences in the amount attributed to the intangible assets can be significant based upon the assumptions made in calculating these estimates.

The Company is required to make subjective assessments as to the useful life of its properties for purposes of determining the amount of depreciation. These assessments have a direct impact on the Company's net income.

Properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Buildings	30-40 years
Property Improvements	10-20 years
Furniture/Fixtures	3-10 years
Tenant Improvements	Shorter of lease term or their useful life

Asset Impairment

On a periodic basis, management assesses whether there are any indicators that the value of the real estate properties may be impaired. A property value is considered impaired when management's estimate of current and projected operating cash flows (undiscounted and without interest) of the property over its remaining useful life is less than the net carrying value of the property. Such cash flow projections consider factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. To the extent impairment has occurred, the loss is measured as the excess of the net carrying amount of the property over the fair value of the asset. Changes in estimated future cash flows due to changes in the

Company's plans or market and economic conditions could result in recognition of impairment losses which could be substantial. Management does not believe that the value of any of its rental properties is impaired at October 31, 2009.

LIQUIDITY AND CAPITAL RESOURCES

At October 31, 2009, the Company had unrestricted cash and cash equivalents of $10.3 million compared to $1.7 million at October 31, 2008. The Company's sources of liquidity and capital resources include its cash and cash equivalents, proceeds from bank borrowings and long-term mortgage debt, capital financings and sales of real estate investments. Payments of expenses related to real estate operations, debt service, management and professional fees, and dividend requirements place demands on the Company's short-term liquidity.

As a result of the Company's conservative capital structure, the Company has not been significantly affected by the recent turmoil in the credit markets. The Company maintains a ratio of total debt to total assets of under 25% which allows the Company to obtain additional secured mortgage borrowings if necessary. The Company's earliest significant fixed rate debt maturity is not until 2011. As of October 31, 2009, the Company has loan availability of $80 million on its two revolving lines of credit.

Cash Flows

The Company expects to meet its short-term liquidity requirements primarily by generating net cash from the operations of its properties. The Company believes that its net cash provided by operations will be sufficient to fund its short-term liquidity requirements for fiscal 2010 and to meet its dividend requirements necessary to maintain its REIT status. In fiscal 2009, 2008 and 2007, net cash flow provided by operations amounted to $42.6 million, $45.0 million and $49.3 million, respectively. Cash dividends paid on common and preferred shares increased to $37.7 million in fiscal 2009 compared to $36.0 million in fiscal 2008 and $33.1 million in fiscal 2007.

The Company expects to continue paying regular dividends to its stockholders. These dividends will be paid from operating cash flows which are expected to increase due to property acquisitions and growth in operating income in the existing portfolio and from other sources. The Company derives substantially all of its revenues from rents under existing leases at its properties. The Company's operating cash flow therefore depends on the rents that it is able to charge to its tenants, and the ability of its tenants to make rental payments. The Company believes that the nature of the properties in which it typically invests—primarily grocery-anchored neighborhood and community shopping centers—provides a more stable revenue flow in uncertain economic times, in that consumers still need to purchase basic staples and convenience items. However, even in the geographic areas in which the Company owns properties, general economic downturns may adversely impact the ability of the Company's tenants to make lease payments and the Company's ability to re-lease space as leases expire. In either of these cases, the Company's cash flow could be adversely affected.

Net Cash Flows from:

Operating Activities

Net cash flows provided by operating activities amounted to $42.6 million in fiscal 2009, compared to $45.0 million in fiscal 2008 and $49.3 million in fiscal 2007. The changes in operating cash flows were primarily the result of:

Decrease from fiscal 2008 to fiscal 2009:

a) an increase in tenant receivables in fiscal 2009 relating to common area maintenance and real estate tax billings for increased expenses in those two categories at some of the Company's properties; b) an increase in other assets in fiscal 2009 as a result of payments made in advance for real estate taxes on properties with increased real estate tax assessments when compared with similar payments made in the prior period for those same properties; c) a decrease in net operating results at some of the Company's properties owned during both periods; d) an increase in restricted cash relating to deposits for the two new mortgages the Company entered into in fiscal 2009; offset by: e) the addition of the net operating results of the Company's acquired properties in fiscal 2008.

Decrease from fiscal 2007 to fiscal 2008:

a) The one-time receipt in fiscal 2007 of $6.0 million relating to the settlement of a lease guarantee; b) an increase in tenant receivables in fiscal 2008 relating to common area maintenance and real estate tax billings for increased expenses in those two categories at some of the Company's properties; offset by: c) an increase in net operating results at some of the Company's properties owned during both periods.

Investing Activities

Net cash flows used in investing activities were $3.1 million in fiscal 2009, $33.7 million in fiscal 2008 and $19.5 million in fiscal 2007. The changes in investing cash flows were primarily the result of:

Decrease from fiscal 2008 to fiscal 2009:

a) The Company acquiring $23.9 million (five properties) in properties in fiscal 2008 when compared with $600,000 (3 retail bank branches) in fiscal 2009, and b) the Company incurring $6.4 million more in improvements and deferred charges related to its properties in fiscal 2008 when compared to fiscal 2009.

Increase from fiscal 2007 to fiscal 2008:

a) The Company acquiring $21.3 million (two properties) in properties in fiscal 2007 when compared with $23.9 million (five properties) in fiscal 2008; and b) the Company receiving $13.2 million in proceeds from selling one property in fiscal 2007; offset by $2.8 million paid by the Company to purchase the remaining limited partnership interest in its Eastchester property in fiscal 2007.

The Company also invests in its properties and regularly pays for capital expenditures for property improvements, tenant costs and leasing commissions.

Financing Activities

Net cash flows used in financing activities amounted to $30.8 million in fiscal 2009, $13.9 million in fiscal 2008 and $28.4 million in fiscal 2007. The change in net cash used by financing activities was primarily attributable to:

Cash generated:

Fiscal 2009: (Total $51.8 million)

- Mortgage proceeds of $36.7 million from the refinancing of one property with a larger mortgage and the placing of a mortgage on another property which was unencumbered.
- Proceeds from revolving credit line borrowings in the amount of $14.1 million.

Fiscal 2008: (Total $78.3 million)

- Net proceeds from the issuance of Series E Preferred stock in the amount of $58.0 million.
- Proceeds from revolving credit line borrowings in the amount of $18.1 million.
- Repayment to the Company of an officer note receivable in the amount of $1.3 million.

Fiscal 2007: (Total $15.0 million)

- Proceeds from revolving credit line borrowings in the amount of $14.2 million.

Cash used:

Fiscal 2009: (Total $82.7 million)

- Dividends to shareholders in the amount of $37.7 million.
- Repayment of revolving credit line borrowings in the amount of $19.2 million.
- Repayment of mortgage notes payable in the amount of $25.2 million.

Fiscal 2008: (Total $92.2 million)

- Dividends to shareholders in the amount of $36.0 million.
- Repayment of Series B Preferred stock in the amount of $15.0 million.
- Repayment of revolving credit line borrowings in the amount of $25.2 million.
- Repayment of mortgage notes payable in the amount of $7.0 million.
- Repurchase of Class A common stock in the amount of $9.0 million.

Fiscal 2007: (Total $43.4 million)

- Dividends to shareholders in the amount of $33.1 million.
- Repayment of revolving credit line borrowings in the amount of $2.0 million.
- Repayment of mortgage notes payable in amount of $8.1 million.

Capital Resources

The Company expects to fund its long-term liquidity requirements such as property acquisitions, repayment of indebtedness and capital expenditures through other long-term indebtedness (including indebtedness assumed in acquisitions), proceeds from sales of properties and/or the issuance of equity securities. The Company believes that these sources of capital will continue to be available to it in the future to fund its long-term capital needs; however, there are certain factors that may have a material adverse effect on its access to capital sources. The Company's ability to incur additional debt is dependent upon its existing leverage, the value of its unencumbered assets and borrowing limitations imposed by existing lenders. The Company's ability to raise funds through sales of equity securities is dependent on, among other things, general market conditions for REITs, market perceptions about the Company and its stock price in the market. The Company's ability to sell properties in the future to raise cash will be dependent upon market conditions at the time of sale.

Financings and Debt

During fiscal 2009, the Company, through a wholly-owned subsidiary, completed a new first mortgage financing on one of its properties in the amount of $18.9 million. The new mortgage has a fixed rate of interest of 6.55% per annum with required monthly payments of principal and interest based on a 25-year amortization schedule. The mortgage has a term of ten years and is due in May of 2019. Proceeds from the mortgage financing in the amount of $17.1 million were used to repay borrowings under the Company's unsecured revolving credit facility. Additionally in fiscal 2009, the Company completed a new first mortgage financing on another of its properties in the amount of $17.8 million. The new mortgage has a fixed rate of interest of 6.66% per annum with required monthly payments of principal and interest based on a 25 year amortization schedule. The mortgage has a term of ten years and is due in August of 2019. The Company hopes to use the proceeds for the acquisition of shopping centers in accordance with its business strategy or for general corporate purposes.

During fiscal 2008, the Company sold 2,400,000 shares of Series E Preferred Stock for net proceeds of $58.0 million. The Series E Preferred Stock entitles the holders thereof to cumulative cash dividends payable quarterly in arrears at the rate of 8.5% per annum on the $25 per share liquidation preference. In conjunction with the sale of the Series E Preferred Stock the Company redeemed all 150,000 shares of its Series B Preferred Stock, for the redemption price, as defined, in the amount of $15.0 million. The Company used a portion of the proceeds from the sale of the Series E Preferred Stock to repay variable rate debt and for property acquisitions.

In fiscal 2007, the Company entered into an agreement with a bank to extend the non-recourse mortgage note payable on the Ridgeway Shopping Center in Stamford, Connecticut with an outstanding principal balance of approximately $52.5 million for a 10-year term and reset the fixed interest rate from 7.54% to 5.52% commencing October 1, 2007.

The Company is exposed to interest rate risk primarily through its borrowing activities. There is inherent rollover risk for borrowings as they mature and are renewed at current market rates. The extent of this risk is not quantifiable or predictable because of the variability of future interest rates and the Company's future financing requirements. Mortgage notes payable of $116.4 million consist of fixed rate mortgage loan indebtedness with a weighted average interest rate of 6.1% at October 31, 2009. The mortgage loans are secured by 10 properties with a net book value of $165 million and have fixed rates of interest ranging from 5.52% to 7.78%. The Company made principal payments of $25.2 million (including the repayment of $23.4 million in mortgages that matured) in fiscal 2009 compared to $7.0 million (including the repayment of $5.3 million in mortgages that matured) in fiscal 2008 and $8.1 million (including the repayment of $5.7 million in mortgages that matured) in fiscal 2007. The Company may refinance its mortgage loans, at or prior to scheduled maturity, through replacement mortgage loans. The ability to do so, however, is dependent upon various factors, including the income level of the properties, interest rates and credit conditions within the commercial real estate market. Accordingly, there can be no assurance that such refinancings can be achieved.

In fiscal 2008, the Company entered into a new $50 Million Unsecured Revolving Credit Agreement (the "Unsecured Facility") with The Bank of New York Mellon and Wells Fargo Bank N.A. The agreement gives the Company the option, under certain conditions, to increase the Facility's borrowing capacity up to $100 million. The maturity date of the Unsecured Facility is February 11, 2011 with two one-year extensions at the Company's option. Borrowings under the Unsecured Facility can be used for, among other things, acquisitions, working capital, capital expenditures, repayment of other indebtedness and the issuance of letters of credit (up to $10 million). Borrowings bear interest at the Company's option of Eurodollar plus 0.85% to 1.15% or The Bank of New York Mellon's prime lending rate plus 0.50%. The Company pays an annual fee on the unused commitment amount of up to 0.175% based on outstanding borrowings during the year. The Unsecured Facility contains certain representations, financial and other covenants typical for this type of facility. The Company's ability to borrow under the Unsecured Facility is subject to its compliance with the covenants and other restrictions on an ongoing basis. The principal financial covenants limit the Company's level of secured and unsecured indebtedness and additionally require the Company to maintain certain debt coverage ratios. As of October 31, 2009, the Company was in compliance with such covenants in the Unsecured Facility and in the Secured Facility discussed below.

In fiscal 2008, the Company renewed its secured revolving credit facility with The Bank of New York Mellon (the "Secured Facility") which provides for borrowings of up to $30 million for an additional three years to April 2011. The Secured Facility is collateralized by first mortgage liens on two of the Company's properties. Interest on outstanding borrowings is at The Bank of New York Mellon's prime lending rate plus 0.50% or Eurodollar plus 1.75%. The Secured Facility requires the Company to maintain certain debt service coverage ratios during its term. We are obligated to comply with financial and other covenants in our debt that could restrict our operating activities, and that failure to comply could result in defaults that accelerate the payment under our debt." The Company pays an annual fee of 0.25% on the unused portion of the Secured Facility. The Secured Facility is available to fund acquisitions, capital expenditures, mortgage repayments, working capital and other general corporate purposes.

Contractual Obligations

The Company's contractual payment obligations as of October 31, 2009 were as follows (amounts in thousands):

	Payments Due by Period						
	Total	2010	2011	2012	2013	2014	There-after
Mortgage notes payable**	$116,417	$7,209	$6,065	$5,840	$5,265	$2,042	$89,996
Tenant obligations*	906	906	—	—	—	—	—
Total Contractual Obligations	$117,323	$8,115	$6,065	$5,840	$5,265	$2,042	$89,996

* Committed tenant-related obligations based on executed leases as of October 31, 2009.

** The Company repaid its only fiscal 2010 maturing mortgage note payable on December 1, 2009.

The Company has various standing or renewable service contracts with vendors related to its property management. In addition, the Company also has certain other utility contracts entered into in the ordinary course of business which may extend beyond one year, which vary based on usage. These contracts include terms that provide for cancellation with insignificant or no cancellation penalties. Contract terms are generally one year or less.

Off-Balance Sheet Arrangements

During the years ended October 31, 2009 and 2008, the Company did not have any material off-balance sheet arrangements.

Capital Expenditures

The Company invests in its existing properties and regularly incurs capital expenditures in the ordinary course of business to maintain its properties. The Company believes that such expenditures enhance the competitiveness of its properties. In fiscal 2009, the Company paid approximately $2.3 million for property improvements, tenant improvement and leasing commission costs. The amounts of these expenditures can vary significantly depending on tenant negotiations, market conditions and rental rates. The Company expects to incur approximately $10.0 million for anticipated capital and tenant improvements and leasing costs in fiscal 2010. These expenditures are expected to be funded from operating cash flows or bank borrowings.

Acquisitions and Significant Property Transactions

The Company seeks to acquire properties which are primarily shopping centers located in the northeastern part of the United States with a concentration in Fairfield County, Connecticut, Westchester and Putnam Counties, New York and Bergen County, New Jersey.

On July 24, 2009, the State of Connecticut acquired certain areas of a property owned by two of the Company's wholly owned subsidiaries through a combination of condemnation and easement due to the construction of a bridge that runs over the property and awarded the Company's subsidiaries a total of approximately $2.0 million which amount is recorded in other assets on the consolidated balance sheet at October 31, 2009. Approximately $1.8 million of the total award represents amounts to be paid to the Company for easements provided to the State of Connecticut for certain areas of the property for the next 10 years, loss of rental income and property restoration costs. The Company will amortize the easement and loss of rental income proceeds as an addition to income on a straight-line basis evenly over the 10-year life of the easement and lost rent period.

In August 2009, the Company acquired three retail properties in Westchester County, New York, for a cash purchase price of approximately $600,000, including closing costs.

In April 2008, the Company through a subsidiary, which is the sole general partner, acquired a 60% interest in UB Ironbound, LP, ("Ironbound"), a newly formed limited partnership that acquired by contribution a 101,000 square foot shopping center in Newark, New Jersey ("Ferry Plaza"), valued at $26.3 million, including transaction costs of approximately $297,000 and the assumption of an existing first mortgage loan on the property at its estimated fair value of $11.9 million at a fixed interest rate of 6.15%. The Company's net investment in Ironbound amounted to $8.6 million. In July 2009, the Company borrowed $2.1 million on its Unsecured Revolving Credit Facility and used the proceeds to purchase, through a subsidiary, an additional 14.6% of Ironbound for approximately $2.1 million. A subsidiary of the Company continues to be the sole general partner of the partnership. As a result of the purchase, this subsidiary increased its economic ownership percentage in Ironbound from 60% to approximately 75%.

In December 2007, the Company acquired a 20,000 square foot retail property located in Waldwick, New Jersey (Waldwick) for $6.3 million including closing costs. The property is net-leased to a single tenant under a long-term lease arrangement.

In February 2008, the Company acquired two retail properties, containing approximately 5,500 square feet of GLA in Westchester County, New York for a cash purchase price of $2.3 million, including closing costs.

In August 2008, the Company acquired a 79,000 square foot shopping center in Litchfield County, Connecticut ("Veteran's Plaza") for a purchase price of $10.4 million, including the assumption of a first mortgage loan. The Company recorded the assumption of the mortgage loan at its estimated fair value which approximated $3.7 million.

In January 2007, the Company acquired a 10,100 square foot shopping center located in Monroe, Connecticut for approximately $3.8 million, including closing costs.

In April 2007, the Company acquired the Emerson Shopping Plaza, a 92,000 square foot shopping center located in Emerson, New Jersey for a purchase price of approximately $17.5 million, including closing costs.

In May 2007, the Company acquired, by contribution, a 20% economic interest in a general partnership which owns a retail/office property in Westchester County, New York. Simultaneously, the Company contributed one of its wholly-owned retail properties into a newly formed limited liability company ("LLC"). As a result of the contributions, the Company owns approximately 76% of the LLC, the accounts of which are included in the accompanying consolidated financial statements at October 31, 2009 and 2008.

In August 2007, the Company purchased all of the limited partner operating partnership units in a consolidated partnership that owned The Shoppe's at Eastchester, in Eastchester, New York for $2.8 million. Prior to the purchase, the Company was the sole general partner in the partnership. As a result of the purchase, the partnership terminated and the property is now directly owned by the Company.

In January 2007, the Company entered into a lease with a wholesale club to lease approximately 107,000 square feet of space at The Dock Shopping Center, Stratford, Connecticut, subject to certain conditions. In connection with the new lease, the Company agreed to provide up to $6.75 million toward the costs of redeveloping the space that previously had been occupied by a tenant who, in a prior year, filed a petition in bankruptcy and vacated the space. The former tenant's lease obligations were guaranteed through 2016 by a corporate guarantor whereby the guarantor was released from its obligations in exchange for a payment of $6 million. The payment and release of guaranty were subject to certain conditions contained in the agreement. The conditions were satisfied on April 15, 2007 and the Company recorded the guaranty payment as income in fiscal 2007.

In fiscal 2009, the Company sold a 3,400 square foot vacant retail property located in Eastchester, New York for a sales price of approximately $925,000. This property was acquired by the Company in fiscal 2008 and there was no significant gain or loss recorded on the sale.

In fiscal 2009, the Company negotiated a contract to sell its two Queens properties for a sales price, including closing costs, of $8.1 million. The Company plans on closing on the sale in February or March 2010.

In fiscal 2007, the Company sold its Tempe, Arizona property for a sales price of $13.2 million. The proceeds were used to complete the acquisition of the Emerson, New Jersey property. The Company recorded a gain on sale of approximately $11.4 million in fiscal 2007.

NON-CORE PROPERTIES

In a prior year, the Company's Board of Directors expanded and refined the strategic objectives of the Company to refocus its real estate portfolio into one of self-managed retail properties located in the northeast and authorized the sale of the Company's non-core properties in the normal course of business over a period of several years. The non-core properties consist of two distribution service facilities (both of which are located outside of the northeast region of the United States).

The Company intends to sell its remaining non-core properties as opportunities become available. The Company's ability to generate cash from asset sales is dependent upon market conditions and will be limited if market conditions make such sales unattractive. In fiscal 2007, the Company sold its Tempe, Arizona property, a non-core property, for $13.2 million and recorded a gain on sale of the property of $11.4 million. There were no sales of non-core properties in fiscal 2009 and fiscal 2008. At October 31, 2009, the two remaining non-core properties have a net book value of approximately $539,000.

FUNDS FROM OPERATIONS

The Company considers Funds from Operations ("FFO") to be an additional measure of an equity REIT's operating performance. The Company reports FFO in addition to its net income applicable to common stockholders and net cash provided by operating activities. Management has adopted the definition suggested by The National Association of Real Estate Investment Trusts ("NAREIT") and defines FFO to mean net income (computed in accordance with generally accepted accounting principles ("GAAP")) excluding gains or losses from sales of property, plus real estate-related depreciation and amortization and after adjustments for unconsolidated joint ventures.

Management considers FFO a meaningful, additional measure of operating performance because it primarily excludes the assumption that the value of its real estate assets diminishes predictably over time and industry analysts have accepted it as a performance measure. FFO is presented to assist investors in analyzing the performance of the Company. It is helpful as it excludes various items included in net income that are not indicative of the Company's operating performance, such as gains (or losses) from sales of property and deprecation and amortization.

However, FFO:

- does not represent cash flows from operating activities in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events in the determination of net income); and
- should not be considered an alternative to net income as an indication of the Company's performance.

FFO as defined by us may not be comparable to similarly titled items reported by other real estate investment trusts due to possible differences in the application of the NAREIT definition used by such REITs. The table below provides a reconciliation of net income applicable to Common and Class A Common Stockholders in accordance with GAAP to FFO for each of the three years in the period ended October 31, 2009 (amounts in thousands).

	Year Ended October 31,		
	2009	2008	2007
Net Income Applicable to Common and Class A Common Stockholders	**$ 14,649**	$ 16,147	$ 35,046
Real property depreciation	**11,463**	10,966	10,530
Amortization of tenant improvements and allowances	**3,169**	2,822	2,267
Amortization of deferred leasing costs	**672**	509	564
Depreciation and amortization on discontinued operations	—	—	40
(Gains) loss on sales of properties and assets held for sale	**155**	—	(11,385)
Funds from Operations Applicable to Common and Class A Common Stockholders	**$ 30,108**	$ 30,444	$ 37,062
Net Cash Provided by (Used in):			
Operating Activities	**$ 42,611**	$ 44,997	$ 49,307
Investing Activities	**$ (3,095)**	$(33,694)	$(19,457)
Financing Activities	**$(30,840)**	$(13,857)	$(28,432)

FFO amounted to $30.1 million in fiscal 2009 compared to $30.4 million in fiscal 2008, compared to $37.1 million in fiscal 2007. The net decrease in FFO in fiscal 2009, when compared with fiscal 2008, is attributable, among other things, to: a) a decrease in the occupancy percentage at some of the Company's core properties which resulted in a reduction in base rent billed and tenant reimbursements accrued at some of our properties owned in both periods, b) an increase in preferred stock dividends in the first five months of fiscal 2009 as a result of the Company's $60 million preferred stock sale in the second quarter of fiscal 2008, c) an increase in operating expenses from both acquired properties and properties held in both periods, d) the timing of percentage rents collected in 2008 when compared with the same period in 2009 and e) an increase in general and administrative expenses offset by: a) a gain on the sale of marketable equity securities of $381,000 during fiscal 2009, b) an increase in operating results at some of the Company's properties as a result of property acquisitions in fiscal 2008 and c) a decrease in interest expense as a result of paying off a $12.1 million mortgage with proceeds from the Company's Facility at a lower rate of interest. (See more detailed explanations which follow).

The decrease in FFO in fiscal 2008 when compared with fiscal 2007, is attributable, among other things, to: a) the one-time receipt of a settlement of a lease guarantee obligation in the second quarter of fiscal 2007 in the amount of $6 million, b) an increase in general and administrative expenses, c) an increase in preferred stock dividends in fiscal 2008 as a result of the Company's $60 million preferred stock sale in March 2008, d) the one-time expense of offering costs, which were deferred by the Company, on the redemption of the Company's Series B Preferred Stock in the second quarter of fiscal 2008 and e) a decrease in other income; offset by f) an increase in operating income as a result of property acquisitions in fiscal 2007 and 2008 and g) a decrease in interest expense principally from the mortgage refinancing of one of the Company's properties at a lower interest rate in October 2007.

RESULTS OF OPERATIONS

Fiscal 2009 vs. Fiscal 2008

The following information summarizes the Company's results of operations for the year ended October 31, 2009 and 2008 (amounts in thousands):

	Year Ended October 31,				Change Attributable to:	
	2009	2008	Increase (Decrease)	% Change	Property Acquisitions	Properties Held In Both Periods
Revenues						
Base rents	**$61,178**	$61,008	$ 170	0.3%	$1,652	$(1,482)
Recoveries from tenants	**20,728**	18,938	1,790	9.5%	1,139	651
Mortgage interest and other	**589**	849	(260)	(30.6)%	49	(309)
Operating Expenses						
Property operating	**13,239**	12,937	302	2.3%	495	(193)
Property taxes	**13,089**	12,059	1,030	8.5%	332	698
Depreciation and amortization	**15,366**	14,374	992	6.9%	469	523
General and administrative	**6,350**	5,853	497	8.5%	n/a	n/a
Non-Operating Income/Expense						
Interest expense	**6,695**	7,012	(317)	(4.5)%	513	(830)
Interest, dividends, and other investment income	**280**	318	(38)	(11.9)%	n/a	n/a

Base rents increased by 0.3% to $61.2 million in fiscal 2009 as compared with $61.0 million in the comparable period of 2008. The increase in base rentals and the changes in other income statement line items was attributable to:

Property Acquisitions:

During fiscal 2009 and 2008, the Company purchased or acquired interests in eight properties totaling 226,000 square feet of GLA. These properties accounted for all of the revenue and expense changes attributable to property acquisitions during the fiscal year ended October 31, 2009.

Properties Held in Both Periods:

Revenues:

The decrease in base rents for properties held during fiscal year ended October 31, 2009 compared to the same period in fiscal 2008, reflects an increase in vacancies occurring in fiscal 2009 and 2008 at several of the Company's core properties offset by an increase in rental rates for in-place leases over the period. During the fiscal year ended 2009, the Company leased or renewed approximately 601,000 square feet (or approximately 15.4% of total property leasable area). At October 31, 2009, the Company's core properties were approximately 92% leased. Overall core property occupancy decreased to 91% at October 31, 2009 from 93% at October 31, 2008.

Recoveries from tenants for properties owned in both periods (which represents reimbursements from tenants for operating expenses and property taxes) increased by $651,000 when compared to the same period in fiscal 2008. This increase was a result of an increase in property tax expense for properties held in both periods caused by increased assessments and municipal tax rate increases on certain properties.

The Company's single largest real estate investment is the Ridgeway Shopping Center located in Stamford, Connecticut (which is owned by a consolidated joint venture in which the Company has a 90% controlling interest). Ridgeway's revenues represented approximately $12.8 million or 15.4% of total revenues in fiscal 2009 compared to $12.0 million or 15.0% of total revenues in fiscal 2008. At October 31, 2009, the property was approximately 99% leased. No other property in the Company's portfolio comprised more than 10% of the Company's consolidated revenues in fiscal 2009.

Operating Expenses:

Operating expenses for properties held in both periods were relatively unchanged during fiscal 2009 when compared with the same period of fiscal 2008.

Property taxes for properties held in both periods increased by $698,000 or 5.8% during fiscal 2009 when compared to the same period of fiscal 2008 as a result of increased assessments and municipal tax rates on certain properties.

Depreciation and amortization expense from properties held in both periods increased $523,000 during fiscal 2009 when compared to the same period of fiscal 2008 as a result of depreciation on $24 million in acquisitions in fiscal 2008 and the acceleration of depreciation and amortization on tenant improvements and deferred leasing charges related to two lease terminations in fiscal 2009.

General and administrative expenses increased by $497,000 in fiscal 2009 when compared to the same periods in fiscal 2008, primarily due to an increase in legal and professional, consulting and restricted stock compensation amortization expense.

Non-Operating Expenses:

Interest expense for properties held in both periods decreased by $830,000 during fiscal 2009 when compared to the same period of fiscal 2008 as a result of scheduled principal payments on mortgage notes payable and the repayment of $23.4 million in mortgage notes payable in 2009; offset by two new mortgages entered into by the Company in the amount of $36.7 million in May and July of fiscal 2009.

Fiscal 2008 vs. Fiscal 2007

	Year Ended October 31,				Change Attributable to:	
	2008	2007	Increase (Decrease)	% Change	Property Acquisitions	Properties Held In Both Periods
Revenues						
Base rents	$61,008	$57,260	$3,748	6.5%	$2,276	$1,472
Recoveries from tenants	18,938	17,660	1,278	7.2%	620	658
Mortgage interest and other	849	845	4	0.5%	2	2
Operating Expenses						
Property operating	12,937	12,109	828	6.8%	747	81
Property taxes	12,059	10,926	1,133	10.4%	455	678
Depreciation and amortization	14,374	13,442	932	6.9%	656	276
General and administrative	5,853	4,979	874	17.6%	n/a	n/a
Non-Operating Income/Expense						
Interest expense	7,012	7,773	(761)	(9.8)%	441	(1,202)
Interest, dividends, and other investment income	318	501	(183)	(36.5)%	n/a	n/a

Base rents increased by 6.5% to $61.0 million in fiscal 2008 as compared with $57.3 million in the comparable period of 2007. The increase in base rentals and the changes in other income statement line items was attributable to:

Property Acquisitions:

During fiscal 2008 and 2007, the Company purchased or acquired interests in seven properties totaling 308,000 square feet of GLA. These properties accounted for all of the revenue and expense changes attributable to property acquisitions during the fiscal year ended October 31, 2008.

Properties Held in Both Periods:

Revenues:

The increase in base rents for properties held in both periods during the fiscal year ended October 31, 2008 compared to the same periods in fiscal 2007 reflects an increase in rental rates for in-place leases and new leases entered into over the periods offset by an increase in vacancies occurring during fiscal 2008 at several of the Company's core properties. During fiscal 2008, the Company leased or renewed approximately 303,000 square feet (or approximately 8.0% of total property leasable area) at an approximate rental rate increase of 11%. At October 31, 2008, the Company's core properties were approximately 94% leased. The overall core property occupancy rate decreased from 95% at October 31, 2007 to 93% at October 31, 2008.

For the fiscal year ended 2008, recoveries from tenants for properties owned in both periods (which represents reimbursements from tenants for operating expenses and property taxes) increased by $658,000 when compared to the same period in fiscal 2007. The increase was a result of an increase in property tax expense recoverable from tenants for the period when compared to the corresponding period of the prior year caused by an approximate 6.3% increase in property tax expense in properties held in both periods. Recoveries from tenants for common area maintenance were relatively unchanged in fiscal 2008 when compared with fiscal 2007.

Operating Expenses:

Property operating expenses for properties held in both periods were relatively unchanged in the fiscal year ended October 31, 2008 when compared to fiscal 2007.

Property taxes for properties held in both periods increased by $678,000 or 6.3% in fiscal 2008 from higher real estate tax assessment rates at some of the Company's properties.

Depreciation and amortization expense increased as a result of depreciation on the two properties acquired in fiscal 2007 and the five properties purchased in fiscal 2008.

General and administrative expenses increased by $874,000 in fiscal 2008 compared fiscal 2007 primarily due to an increase in employee compensation costs, professional fees of $276,000 and employment placement fees of $79,000.

Non-Operating Income/Expense:

Interest, dividends and other investment income decreased by $183,000 in fiscal 2008 compared to fiscal 2007. This decrease is a result of the use of available cash in 2008 primarily for property acquisitions as well as the repurchase of Class A Common Stock under the Company's share repurchase program.

Interest expense decreased $761,000 in fiscal 2008 when compared to fiscal 2007 as a result of scheduled principal payments on mortgage notes, the refinancing of an approximately $53 million mortgage at the Company's Ridgeway property at a lower rate of interest in the fourth quarter of fiscal 2007 and the repayment of mortgage notes of $5.3 million during 2008.

Assets Held for Sale and Discontinued Operations

In fiscal 2009, the Company sold a 3,400 square foot vacant retail property located in Eastchester, New York for a sales price of approximately $925,000. This property was acquired by the Company in fiscal 2008 and there was no significant gain or loss recorded on the sale. The property had no operating activity and accordingly the Company will not report any discontinued operations.

Also in fiscal 2009, the Company negotiated a contract to sell its two Queens properties for a sales price, including closing costs, of $8.1 million. In accordance with GAAP, the Company adjusted the carrying value of the property to $8.1 million and realized a loss on assets held for sale of approximately $155,000. The $155,000 is included as a reduction of other income in the consolidated statement of income for fiscal 2009 as the Company determined that the amount of loss, operations and revenue of the property were insignificant to disclose separately as discontinued operations on the consolidated statement of income for all periods presented.

In fiscal 2007, the Company sold its Tempe, Arizona property for a sale price of $13.2 million. Accordingly, the operating results for this property were classified as discontinued operations in the accompanying consolidated statements of income for the year ended October 31, 2007. In connection with the sale of the property, the Company recorded a gain on sale of approximately $11.4 million in fiscal 2007.

Revenues from discontinued operations on the Tempe, Arizona property were $320,000 for the years ended October 31, 2007.

INFLATION

The Company's long-term leases contain provisions to mitigate the adverse impact of inflation on its operating results. Such provisions include clauses entitling the Company to receive (a) scheduled base rent increases and (b) percentage rents based upon tenants' gross sales, which generally increase as prices rise. In addition, many of the Company's non-anchor leases are for terms of less than ten years, which permits the Company to seek increases in rents upon renewal at then current market rates if rents provided in the expiring leases are below then existing market rates. Most of the Company's leases require tenants to pay a share of operating expenses, including common area maintenance, real estate taxes, insurance and utilities, thereby reducing the Company's exposure to increases in costs and operating expenses resulting from inflation.

ENVIRONMENTAL MATTERS

Based upon management's ongoing review of its properties, management is not aware of any environmental condition with respect to any of the Company's properties that would be reasonably likely to have a material adverse effect on the Company. There can be no assurance, however, that (a) the discovery of environmental conditions, which were previously unknown, (b) changes in law, (c) the conduct of tenants or (d) activities relating to properties in the vicinity of the Company's properties, will not expose the Company to material liability in the future. Changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions may result in significant unanticipated expenditures or may otherwise adversely affect the operations of the Company's tenants, which could adversely affect the Company's financial condition and results of operations.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is a process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.

The Company's internal control over financial reporting includes policies and procedures that: relate to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company; provide reasonable assurance of the recording of all transactions necessary to permit the preparation of the Company's consolidated financial statements in accordance with generally accepted accounting principles and the proper authorization of receipts and expenditures in accordance with authorization of the Company's management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of October 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework. Based on its assessment, management determined that the Company's internal control over financial reporting was effective as of October 31, 2009. The Company's independent registered public accounting firm, PKF, Certified Public Accountants, A Professional Corporation, has audited the effectiveness of the Company's internal control over financial reporting, as indicated in their attestation report which is included on the following page.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Urstadt Biddle Properties Inc.

We have audited Urstadt Biddle Properties Inc.'s internal control over financial reporting as of October 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). Urstadt Biddle Properties Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles; (3) that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (4) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Urstadt Biddle Properties Inc. maintained, in all material respects, effective internal control over financial reporting as of October 31, 2009 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Urstadt Biddle Properties Inc. as of October 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 2009 and our report dated January 12, 2010 expressed an unqualified opinion thereon.

New York, New York
January 12, 2010

/s/PKF
Certified Public Accountants
A Professional Corporation

TAX STATUS

The following tables set forth the dividends declared per Common share and Class A Common share and tax status for Federal income tax purposes of the dividends paid during the fiscal years ended October 31, 2009 and 2008:

	Common Shares				Class A Common Shares			
Dividend Payment Date	Gross Dividend Paid Per Share	Ordinary Income	Non-Taxable Portion	Capital Gain	Gross Dividend Paid Per Share	Ordinary Income	Non-Taxable Portion	Capital Gain
January 16, 2009	$.2175	$.1385	$.075	$.004	$.2400	$.154	$.082	$.004
April 17, 2009	$.2175	$.1385	$.075	$.004	$.2400	$.154	$.082	$.004
July 17, 2009	$.2175	$.1385	$.075	$.004	$.2400	$.154	$.082	$.004
October 16, 2009	$.2175	$.1385	$.075	$.004	$.2400	$.154	$.082	$.004
	$.87	$.554	$.300	$.016	$.96	$.616	$.328	$.016

	Common Shares			Class A Common Shares		
Dividend Payment Date	Gross Dividend Paid Per Share	Ordinary Income	Non-Taxable Portion	Gross Dividend Paid Per Share	Ordinary Income	Non-Taxable Portion
January 18, 2008	$.2150	$.159	$.056	$.2375	$.175	$.0625
April 18, 2008	$.2150	$.159	$.056	$.2375	$.175	$.0625
July 28, 2008	$.2150	$.159	$.056	$.2375	$.175	$.0625
October 17, 2008	$.2150	$.159	$.056	$.2375	$.175	$.0625
	$.86	$.636	$.224	$.95	$.70	$.25

The Company has paid quarterly dividends since it commenced operations as a real estate investment trust in 1969. During the fiscal year ended October 31, 2009, the Company made distributions to stockholders aggregating $0.87 per Common share and $0.96 per Class A Common share. On December 16, 2009, the Company's Board of Directors approved the payment of a quarterly dividend payable January 22, 2010 to stockholders of record on January 8, 2010. The quarterly dividend rates were declared in the amounts of $0.2200 per Common share and $0.2425 per Class A Common share.

Market Price Ranges

Shares of Common Stock and Class A Common Stock of the Company are traded on the New York Stock Exchange under the symbols "UBP" and "UBA," respectively. The following table sets forth the high and low closing sales prices for the Company's Common Stock and Class A Common Stock during the fiscal years ended October 31, 2009 and 2008 as reported on the New York Stock Exchange:

	Fiscal 2009	Fiscal 2008
	Low High	Low High
Common shares:		
First Quarter	**$11.65 – $16.60**	$13.69 – $18.38
Second Quarter	**$ 9.59 – $14.70**	$14.10 – $17.84
Third Quarter	**$11.54 – $14.50**	$14.76 – $18.14
Fourth Quarter	**$12.70 – $15.11**	$12.91 – $18.41
Class A Common shares:		
First Quarter	**$12.82 – $17.39**	$13.75 – $18.13
Second Quarter	**$10.08 – $16.05**	$13.38 – $17.71
Third Quarter	**$12.46 – $16.19**	$14.42 – $17.64
Fourth Quarter	**$14.24 – $16.21**	$12.79 – $19.04

Performance Graph

The following graph compares, for the five-year period beginning October 31, 2004 and ended October 31, 2009, the Company's cumulative total return to holders of the Company's Class A Common Shares and Common Shares with the returns for the NAREIT All—REIT Total Return Index (a peer group index) published by the National Association of Real Estate Investment Trusts (NAREIT) and for the S&P 500 Index for the same period.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Urstadt Biddle Properties Inc., The S&P 500 Index
And The FTSE NAREIT All REITs Index



$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
10/04
10/05
10/06
10/07
10/08
10/09
Urstadt Biddle Properties Inc.
Urstadt Biddle Properties Inc.—Class A
S&P 500
FTSE NAREIT All REITs

*$100 invested on 10/31/04 in stock or index, including reinvestment of dividends. Fiscal year ending October 31.

	10/04	10/05	10/06	10/07	10/08	10/09
Urstadt Biddle Properties Inc.	100.00	119.57	131.17	130.76	130.17	117.38
Urstadt Biddle Properties Inc.—Class A	100.00	108.75	132.21	121.00	126.32	121.68
S&P 500	100.00	108.72	126.49	144.90	92.60	101.68
FTSE NAREIT All REITs	100.00	114.10	154.67	150.15	90.35	92.10

The stock price performance shown on the graph is not necessarily indicative of future price performance.

URSTADT BIDDLE PROPERTIES INC.

OFFICERS

CHARLES J. URSTADT
Chairman and Chief Executive Officer

WILLING L. BIDDLE
President and Chief Operating Officer

THOMAS D. MYERS
Executive Vice President, Chief Legal Officer and Secretary

JOHN T. HAYES
Senior Vice President, Chief Financial Officer and Treasurer

JAMES M. ARIES
Senior Vice President, Acquisitions and Leasing

LINDA L. LACEY
Senior Vice President, Leasing

WAYNE W. WIRTH
Senior Vice President, Management

DIANE MIDOLLO
Vice President, Controller

STEPHAN RAPAGLIA
Vice President, Real Estate Counsel and Assistant Secretary

ANDREW ALBRECHT
Assistant Vice President, Management

HEIDI R. BRAMANTE
Assistant Vice President and Assistant Controller

JOHN GRILLO
Assistant Vice President, Superintendent of Maintenance

SUZANNE MOORE
Assistant Vice President, Billing

Securities Traded
New York Stock Exchange
Symbols: UBA, UBP, UBPPRC and UBPPRD
Stockholders of Record as of December 31, 2009:
Common Stock: 1,009 and Class A Common Stock: 1,005

Annual Meeting
The annual meeting of stockholders will be held at 2:00 P.M. on March 9, 2010 at Doral Arrowwood, Rye Brook, New York.

Form 10-K
A copy of the Company's 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained by stockholders without charge by writing to the Secretary of the Company at its executive office.

Shareholder Information and Dividend Reinvestment Plan
Inquiries regarding stock ownership, dividends or the transfer of shares can be made by writing to our Transfer Agent, The Bank of New York Mellon, Shareowner Services Department, P.O. Box 11258, New York, NY 10286-1258 or by calling toll-free at 1-800-524-4458. The Company has a dividend reinvestment plan which provides stockholders with a convenient means of increasing their holdings without incurring commissions or fees. For information about the plan, stockholders should contact the Transfer Agent. Other shareholder inquiries should be directed to Thomas D. Myers, Secretary, telephone (203) 863-8200.

Investor Relations
Investors desiring information about the Company can contact Athena Bludé, Investor Relations, telephone (203) 863-8200. Investors are also encouraged to visit our website at: www.ubproperties.com

Independent Registered Public Accounting Firm
PKF, Certified Public Accountants, A Professional Corporation

General Counsel
Baker & McKenzie LLP

Internal Audit
Berdon LLP, CPAs and Advisors

Executive Office of the Company
321 Railroad Avenue
Greenwich, CT 06830
Tel: (203) 863-8200
Fax: (203) 861-6755
Web site: www.ubproperties.com

Memberships
National Association of Real Estate Investment Trusts, Inc. (NAREIT)
International Council of Shopping Centers (ICSC)


STAPLES
Ridgeway Shopping Center, Stamford, Connecticut


URSTADT BIDDLE
PROPERTIES INC.
321 RAILROAD AVENUE
GREENWICH, CONNECTICUT 06830